Exhibit 99.1

FIRST QUARTER REPORT 2017

All amounts expressed in U.S. dollars unless otherwise indicated

Barrick Reports First Quarter 2017 Results

•	Barrick reported first quarter net earnings attributable to equity holders (“net earnings”) of $679 million ($0.58 per share), and adjusted net earnings[1] of $162 million ($0.14 per share).

•	The Company reported first quarter revenues of $1.99 billion, net cash provided by operating activities (“operating cash flow”) of $495 million, and free cash flow[2] of $161 million.

•	Gold production in the first quarter was 1.31 million ounces, at a cost of sales applicable to gold of $833 per ounce, and all-in sustaining costs[3] of $772 per ounce.

•

We announced a Strategic Cooperation Agreement with Shandong Gold, including the sale of 50 percent of Veladero for $960 million. As a next step, both companies will jointly explore the potential development of Pascua-Lama, and will evaluate additional investment opportunities.

•	We further optimized our portfolio through the creation of a new joint venture with Goldcorp at the Cerro Casale project.

•	Total debt was reduced by $178 million in the first quarter.

•

Full-year gold production is now expected to be 5.3-5.6 million ounces, down from our previous range of 5.6-5.9 million ounces. Approximately two-thirds of this reduction is attributable to the anticipated sale of 50 percent of Veladero. Cost of sales and all-in sustaining cost guidance for the full year remains unchanged.

•

A comprehensive plan to strengthen and improve the Veladero mine’s operating systems is now under review by federal and provincial authorities in Argentina. Our adjusted guidance assumes normal leaching activities will resume in June, pending government approval and the lifting of judicial restrictions.

•	Barrick will hold its first Sustainability Briefing for investors on May 9, 2017. Visit www.barrick.com for webcast information.

TORONTO, April 24, 2017 — Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (“Barrick” or the “Company”) today reported strong first quarter results, with operating cash flow of $495 million, free cash flow2 of $161 million, and production and costs in line with expectations. Our focus remains on maintaining and growing industry-leading margins, driven by innovation and our digital transformation, managing our portfolio and allocating capital and talent with discipline and rigor, and leveraging our distinctive partnership culture as a competitive advantage.

Reflecting our focus on operational excellence and Best-in-Class performance, the integration of our Cortez and Goldstrike mines in Nevada is on track, with stronger-than-anticipated first quarter results and the accelerated rollout of digital mining solutions. Higher capital expenditures in the first quarter were in line with plan, and underscore our commitment to disciplined investment in 2017, as we re-

invest in our business to deliver high margin ounces and growth in free cash flow per share over the long term.

We further optimized our portfolio through the creation of distinctive new partnerships. In early April, we announced a partnership with Shandong Gold Group that will help us generate more value from the Veladero mine in the short term, while potentially unlocking the untapped mineral wealth of the El Indio Belt in Argentina and Chile over the long term. In addition, we announced the creation of a new joint venture with Goldcorp at the Cerro Casale project in Chile, and new exploration partnerships with ATAC Resources and Osisko Mining, opening up new avenues to grow the long-term value of our portfolio.

FINANCIAL HIGHLIGHTS

First quarter net earnings were $679 million ($0.58 per share), compared to a net loss of $83 million ($0.07 per share) in the prior-year period. A significant improvement in net earnings was largely due to approximately $1.125 billion of net impairment reversals ($522 million net of tax effect and non-controlling interest) recorded in the first quarter of 2017, reflecting the indicative fair value of the Cerro Casale project resulting from our divestment of 25 percent, and the associated partnership agreement with Goldcorp. Net earnings also benefited from lower currency translation losses compared to the first quarter of 2016, when the Company recorded $91 million of currency translation losses, primarily related to Australian entities.

Adjusted net earnings1 for the first quarter were $162 million ($0.14 per share), compared to $127 million ($0.11 per share) in the prior-year period. Higher adjusted net earnings reflect the impact of higher gold and copper prices, partially offset by higher depreciation, higher exploration and evaluation expenses, and slightly higher direct mining costs.

Operating cash flow increased to $495 million, compared to $451 million in the first quarter of 2016. Higher operating cash flow was driven by higher gold and copper prices, as well as lower interest payments, reflecting the impact of significant debt reduction completed over the past year. These favorable movements were partially offset by unfavorable working capital movements compared to the prior-year period. Free cash flow2 for the first quarter was $161 million, compared to $181 million in the first quarter of 2016. Lower free cash flow primarily reflects higher planned sustaining capital expenditures in the first quarter (see page 3 for details), as well as increased project spending at Barrick Nevada, primarily related to the development of Crossroads and the Cortez Hills lower zone, in addition to Goldrush project expenditures. These increases were partially offset by higher operating cash flow.

RESTORING A STRONG BALANCE SHEET

Achieving and maintaining a strong balance sheet remains a top priority. We intend to reduce our total debt from $7.9 billion at the start of 2017, to $5 billion by the end of 2018—half of which we are targeting this year. We will achieve this by using cash flow from operations, further portfolio optimization, and the creation of new joint ventures and partnerships.

In the first quarter, total debt was reduced by $178 million. In early April, the company announced the sale of 50 percent of the Veladero mine in Argentina to Shandong Gold for $960 million, the majority of which will be allocated to debt reduction.

BARRICK FIRST QUARTER 2017	2	PRESS RELEASE

At the end of the first quarter, Barrick had a consolidated cash balance of approximately $2.3 billion.4 The Company now has less than $100 million in debt due before 2019. 5 About $5 billion, or 64 percent of our outstanding total debt of $7.8 billion, does not mature until after 2032.

OPERATING HIGHLIGHTS AND OUTLOOK

Barrick produced 1.31 million ounces of gold in the first quarter at a cost of sales of $833 per ounce, in line with plan. This compares to 1.28 million ounces at a cost of sales of $810 per ounce in the prior-year period.

All-in sustaining costs3 in the first quarter were $772 per ounce, compared to $706 per ounce in the first quarter of 2016. Approximately 90 percent of this increase, or roughly $58 per ounce, is a result of higher sustaining capital expenditures compared to the prior-year period. Significant items in the first quarter included planned capitalized stripping at Barrick Nevada, increased expenditures at Veladero relating to phase 4B and 5B of the leach pad, and other equipment purchases. Over the same period, cash costs3 decreased, from $553 per ounce in the first quarter of 2016 to $545 per ounce in the first quarter of 2017.

Gold production in the first quarter was impacted by the timing of autoclave maintenance at the Pueblo Viejo mine in the Dominican Republic. Heavy rains, road closures. and power outages associated with the El Niño weather pattern also impacted production at the Lagunas Norte mine in Peru. Both operations remain on track to achieve their original full-year production guidance.

The Company produced 95 million pounds of copper in the first quarter, at a cost of sales of $1.73 per pound, and all-in sustaining costs6 of $2.19 per pound. This compares to 111 million pounds, at a cost of sales of $1.34 per pound, and all-in sustaining costs6 of $1.97 per pound in the first quarter of 2016. Lower copper production in the first quarter was primarily the result of lower production at the Lumwana mine in Zambia, as a result of lower tonnes processed, combined with lower grades.

Please see page 29 of Barrick’s first quarter MD&A for individual operating segment performance details.

We now expect full-year gold production of 5.3-5.6 million ounces, down from our previous range of 5.6-5.9 million ounces. A significant portion of this reduction is attributable to the anticipated sale of 50 percent of Veladero, which is expected to close at the end of the second quarter. Our updated guidance assumes no change to Acacia’s full-year guidance as a result of the export ban on concentrates currently affecting Acacia’s operations in Tanzania. It also assumes the resumption of normal processing activities at Veladero in June, subject to government approval of proposed modifications to the mine’s operating systems (see Page 4 – Veladero Update).

We continue to expect full-year cost of sales attributable to gold to be $780-$820 per ounce, and all-in sustaining costs3 of $720-$770 per ounce.

Our copper production guidance for 2017 is unchanged at 400-450 million pounds, at a cost of sales applicable to copper between $1.50-1.70 per pound, and all-in sustaining costs6 of $2.10-$2.40 per pound.

Please see Appendix 1 of this press release for individual mine site guidance updates.

BARRICK FIRST QUARTER 2017	3	PRESS RELEASE

Gold	First Quarter 2017	Current 2017 Guidance	Original 2017 Guidance
Production[7] (000s of ounces)	1,309	5,300-5,600	5,600-5,900
Cost of sales applicable to gold ($ per ounce)	833	780-820	780-820
All-in sustaining costs[3] ($ per ounce)	772	720-770	720-770

Copper
Production[7] (millions of pounds)	95	400-450	400-450
Cost of sales applicable to copper ($ per pound)	1.73	1.50-1.70	1.50-1.70
All-in sustaining costs[6] ($ per pound)	2.19	2.10-2.40	2.10-2.40
Total Capital Expenditures[8] ($ millions)	310	1,300-1,500	1,300-1,500

Veladero Update

On March 28, a coupling on a pipe carrying gold-bearing solution at the Veladero mine heap leach facility failed. Solution released from the rupture was contained within the operating site and did not result in any impact to the environment or people. The Company promptly notified San Juan provincial authorities, who inspected the site on March 29. On March 30, the Government of San Juan province temporarily restricted the addition of cyanide to the Veladero mine’s heap leach facility, pending the completion of works to strengthen and improve the mine’s operating systems.

Barrick presented its proposed work plan to San Juan provincial authorities on April 21, following extensive consultation with both federal and provincial officials and regulators. The provincial government has indicated it will take approximately two weeks to review the Company’s proposals, a process that will also include federal authorities, including the national Ministry of Environment and Sustainable Development. Initial work on the proposed modifications to the heap leach facility has already begun, concurrent with the review by provincial and federal authorities. Our updated guidance assumes a resumption of normal leaching activities at the mine in June, subject to approval by the Government of San Juan province, the lifting of operating restrictions by the San Juan provincial court, and the resolution of regulatory and legal matters by the federal and provincial courts (for more information about these matters, please see Note 17 “Contingencies” of Barrick’s first quarter financial statements and the notes thereto). This assumption is based on our assessment of the time required to complete the proposed modifications to the leach pad. The timing of approval for the resumption of leaching activities will depend on the actual progress of work, any potential new requirements, and a final evaluation of the completed modifications by provincial authorities. In parallel with the submission of a new technical plan for the operation, Barrick has also presented an updated community investment and engagement plan to the Government of San Juan and federal authorities for review.

On a 100 percent basis, we now expect full-year production at Veladero of 630,000-730,000 ounces of gold, at a cost of sales of $740-$790 per ounce, and all-in sustaining costs3 of $890-$990 per ounce. Barrick’s share of full-year production, assuming 50 percent ownership from July 1, is expected to be 430,000-480,000 ounces of gold. This compares to our original 2017 guidance of 770,000-830,000 ounces (100 percent basis), at a cost of sales of $750-$800 per ounce, and all-in sustaining costs3 of $840-$940 per ounce.

BARRICK FIRST QUARTER 2017	4	PRESS RELEASE

PORTFOLIO OPTIMIZATION AND PARTNERSHIPS

The creation of new partnerships and joint ventures is a core element of our strategy to grow free cash flow per share over the long term. So far this year, we have entered into four new partnerships in support of this long-term strategy.

Strategic Cooperation Agreement with Shandong

On April 6, Barrick announced that it had entered into a strategic cooperation agreement with Shandong Gold Group Co., Ltd., the leading underground mining company in China, based in Jinan, Shandong province. As a first step in the new partnership, Shandong Gold Mining Co., Ltd, the listed company of Shandong Gold Group, will acquire 50 percent of Barrick’s Veladero mine in San Juan province, Argentina, for $960 million. As a second step, Barrick and Shandong will form a working group to explore the joint development of the Pascua-Lama deposit. As a third step, both companies will evaluate additional investment opportunities on the highly prospective El Indio Gold Belt on the border of Argentina and Chile, which hosts a cluster of world-class gold mines and projects including Veladero, Pascua-Lama, and Alturas. The transaction is expected to close at the end of the second quarter.

Cerro Casale Joint Venture

On March 28, Barrick announced that it has reached an agreement with Goldcorp Inc. to form a new partnership at the Cerro Casale Project in Chile. Under the terms of the agreement, Goldcorp has agreed to purchase a 25 percent interest in Cerro Casale from Barrick, as well as Kinross Gold Corporation’s 25 percent interest, resulting in a 50/50 joint venture between Barrick and Goldcorp. The agreement brings a fresh perspective to the project, along with the potential for synergies in the district. It also allows us to direct capital elsewhere in our portfolio, while ensuring Barrick shareholders retain exposure to the optionality associated with one of the largest undeveloped gold and copper deposits in the world. The resulting increase in carrying value illustrates how Barrick’s partnership approach is surfacing value associated with otherwise dormant options within our asset portfolio.

ATAC Resources Exploration Earn-In and Private Placement

On April 10, ATAC Resources announced that it had reached an earn-in agreement with Barrick at ATAC’s Orion project in the Yukon, Canada. The Orion Project hosts the Orion and Anubis Carlin-type gold discoveries, in addition to eight other early stage Carlin-type gold prospects. These form part of the largest Carlin-type mineralized system in North America outside of Nevada. Barrick has extensive experience and expertise with Carlin-type deposits in Nevada. Barrick has the option to spend C$35 million over five years to acquire a 60 percent interest in the project, after which the companies would form a joint venture. We will then have the option to earn an additional 10 percent by spending a further C$20 million at the project. Barrick will also purchase ATAC common shares through a charity flow-through private placement for a total cost to Barrick of C$6.3 million, increasing Barrick’s shareholding in ATAC from approximately 9.2 percent to 19.9 percent.

Osisko Mining Exploration Earn-In

On March 27, Osisko Mining Inc. announced that it had commenced its previously announced earn-in agreement with Barrick on the Kan property in northern Québec. Under the earn-in agreement, Barrick must commit $15 million in exploration expenditures by December 31, 2020, to earn a 70 percent interest in the Kan property, subject to certain annual expenditure thresholds. Following the formation of a joint venture, Barrick may earn a further five percent interest by funding an additional

BARRICK FIRST QUARTER 2017	5	PRESS RELEASE

$5 million of project level expenditures. The Labrador Trough in northern Québec is home to numerous well known iron ore deposits and base metal prospects. We believe it has been under appreciated for its gold potential, and could develop into a core mineral district for Barrick. The partnership will leverage the on-the-ground experience and expertise of Osisko in this region, with Barrick Exploration team members embedded at the project.

SUSTAINABILTIY BRIEFING

Barrick will hold its first Sustainability Briefing for investors on Tuesday, May 9. Speakers will include Board Member and Chair of our Corporate Responsibility Committee, Nancy Lockhart, along with our Chief Operating Officer, Chief Sustainability Officer, and other leaders. Please join us for the live webcast from 10 a.m. to 12 p.m. at www.barrick.com.

TECHNICAL INFORMATION

The scientific and technical information contained in this press release has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick, who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

BARRICK FIRST QUARTER 2017	6	PRESS RELEASE

 APPENDIX 1 – Updated 2017 Operating and Capital Expenditure Guidance

 GOLD PRODUCTION AND COSTS

	Production (millions of ounces)	Cost of sales ($ per ounce)	All-in sustaining costs[3] ($ per ounce)	Cash costs[3] ($ per ounce)
Barrick Nevada	2.180-2.260	820-860	630-680	480-510
Pueblo Viejo (60%)	0.625-0.650	650-680	540-570	420-440
Veladero	0.430-0.480	740-790	890-990	520-560
Lagunas Norte	0.380-0.420	710-780	540-600	430-470
Sub-total	3.600-3.800	770-810	650-710	470-500
Acacia (63.9%)	0.545-0.575	860-910	880-920	580-620
KCGM (50%)	0.360-0.400	750-790	680-720	600-630
Turquoise Ridge (75%)	0.260-0.280	550-600	630-710	440-470
Porgera (47.5%)	0.240-0.260	780-840	900-970	650-700
Hemlo	0.205-0.220	830-890	890-990	660-710
Golden Sunlight	0.035-0.050	900-1,200	950-1,040	900-950
Total Gold	5.300-5.600[9]	780-820	720-770	510-535

COPPER PRODUCTION AND COSTS
	Production (millions of pounds)	Cost of sales ($ per pound)	All-in sustaining costs[6] ($ per pound)	C1 cash costs[6] ($ per pound)
Zaldívar (50%)	120-135	2.00-2.20	1.90-2.10	~1.50
Lumwana	250-275	1.20-1.40	2.10-2.30	1.40-1.60
Jabal Sayid (50%)	35-45	2.10-2.80	2.10-2.60	1.50-1.90
Total Copper	400-450[9]	1.50-1.70	2.10-2.40	1.40-1.60

 CAPITAL EXPENDITURES

($ millions)
Mine site sustaining	1,050-1,200
Project	250-300
Total Capital Expenditures	1,300-1,500

BARRICK FIRST QUARTER 2017	7	PRESS RELEASE

 APPENDIX 2 – 2017 Outlook Assumptions and Economic Sensitivity Analysis

	2017 Guidance Assumption	Hypothetical Change	Impact on Revenue (millions)	Impact on Cost of sales (millions)	Impact on All-in sustaining costs[3,6]
Gold revenue, net of royalties	$1,050/oz	+/- $100/oz	+/- $415	+/- $11	+/- $3/oz
Copper revenue, net of royalties[10]	$2.25/lb	+ $0.50/lb	+ $166	+ $11	+ $0.03/lb
Copper revenue, net of royalties[10]	$2.25/lb	- $0.50/lb	- $133	- $9	- $0.03/lb
Gold all-in sustaining costs[3]
WTI crude oil price[11]	$55/bbl	+/- $10/bbl	n/a	+/- $16	+/- $4/oz
Australian dollar exchange rate	0.75 : 1	+/- 10%	n/a	+/- $22	+/- $5/oz
Canadian dollar exchange rate	1.32 : 1	+/- 10%	n/a	+/- $25	+/- $6/oz
Copper all-in sustaining costs[6]
WTI crude oil price[11]	$55/bbl	+/- $10/bbl	n/a	+/- $4	+/- $0.01/lb
Chilean peso exchange rate	675 : 1	+/- 10%	n/a	+/- $5	+/- $0.01/lb

ENDNOTE 1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions: foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; unrealized gains (losses) on non-hedge derivative instruments; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

 Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended March 31
	2017	2016
Net earnings (loss) attributable to equity holders of the Company	$679	$(83)
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[1]	(1,125)	1
Acquisition/disposition (gains)/losses	3	8
Foreign currency translation (gains)/losses	3	139
Significant tax adjustments	(3)	51
Other expense adjustments	6	68
Unrealized gains on non-hedge derivative instruments	3	(6)
Tax effect and non-controlling interest[2]	596	(51)
Adjusted net earnings	$162	$127
Net earnings (loss) per share[3]	0.58	(0.07)
Adjusted net earnings per share[3]	0.14	0.11

[1]	Net impairment reversals for the current year primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.
[2]	Tax effect and non-controlling interest primarily relates to the impairment reversals at the Cerro Casale project discussed above.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

BARRICK FIRST QUARTER 2017	8	PRESS RELEASE

ENDNOTE 2

“Free cash flow” is a non-GAAP financial performance measure which excludes capital expenditures from Net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended March 31
	2017	2016
Net cash provided by operating activities	$ 495	$ 451
Capital expenditures	(334)	(270)
Free cash flow	$ 161	$ 181

ENDNOTE 3

“Cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Cash costs” per ounce starts with cost of sales related to gold production, but excludes the impact of depreciation, the non-controlling interest of cost of sales, and includes by-product credits. “All-in sustaining costs” per ounce begin with “Cash costs” per ounce and add further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs, minesite exploration and evaluation costs, and reclamation cost accretion and amortization. Barrick believes that the use of “cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended March 31
	Footnote	2017	2016
Cost of sales related to gold production		$ 1,238	$ 1,202
Depreciation		(385)	(368)
By-product credits	1	(41)	(38)
Realized (gains)/losses on hedge and non-hedge derivatives	2	-	31
Non-recurring items	3	-	(10)
Other	4	(20)	(10)
Non-controlling interests (Pueblo Viejo and Acacia)	5	(81)	(85)
Cash costs		$ 711	$ 722
General & administrative costs		72	58
Minesite exploration and evaluation costs	6	7	8
Minesite sustaining capital expenditures	7	262	175
Rehabilitation - accretion and amortization (operating sites)	8	17	17

BARRICK FIRST QUARTER 2017	9	PRESS RELEASE

Non-controlling interest, copper operations and other	9	(61)	(56)
All-in sustaining costs		$ 1,008	$ 924
Project exploration and evaluation and project costs	6	68	47
Community relations costs not related to current operations		1	2
Project capital expenditures	7	56	40
Rehabilitation - accretion and amortization (non-operating sites)	8	3	2
Non-controlling interest and copper operations	9	(7)	(17)
All-in costs		$ 1,129	$ 998
Ounces sold - equity basis (000s ounces)	10	1,305	1,306
Cost of sales per ounce	11,12	$833	$ 810
Cash costs per ounce	12	$ 545	$ 553
Cash costs per ounce (on a co-product basis)	12,13	$ 568	$ 577
All-in sustaining costs per ounce	12	$ 772	$ 706
All-in sustaining costs per ounce (on a co-product basis)	12,13	$ 795	$ 730
All-in costs per ounce	12	$ 865	$ 764
All-in costs per ounce (on a co-product basis)	12,13	$ 888	$ 788

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three months ended March 31, 2017 of $41 million (2016: $28 million) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended March 31, 2017 of $nil (2016: $10 million) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $6 million for the three months ended March 31, 2017 (2016: $24 million), and realized non-hedge gains of $6 million for the three months ended March 31, 2017 (2016: $7 million losses). Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items in the first quarter of 2016 consist of $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the cyanide incident that occurred in 2015. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments for the three months ended March 31, 2017 include adding the net margins related to power sales at Pueblo Viejo of $nil (2016: $2 million), adding the cost of treatment and refining charges of $1 million (2016: $4 million) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $21 million (2016: $14 million).

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $116 million for the three months ended March 31, 2017 (2016: $126 million). Refer to Note 5 of the Financial Statements for further information.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 25 of the MD&A accompanying Barrick’s financial statements.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines, Lagunas Norte Refractory Ore Project and Goldrush. Refer to page 24 of the MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended March 31
Non-controlling interest, copper operations and other	2017	2016

BARRICK FIRST QUARTER 2017	10	PRESS RELEASE

General & administrative costs	($ 9)	($ 10)
Minesite exploration and evaluation costs	(1)	(2)
Rehabilitation - accretion and amortization (operating sites)	(3)	(2)
Minesite sustaining capital expenditures	(48)	(42)
All-in sustaining costs total	($ 61)	($ 56)
Project exploration and evaluation and project costs	(6)	(4)
Project capital expenditures	(1)	(13)
All-in costs total	($ 7)	($ 17)

10	Ounces sold - equity basis

Figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $34 million for the three months ended March 31, 2017 (2016: $19 million), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended March 31
	2017	2016
By-product credits	$ 41	$ 38
Non-controlling interest	(8)	(13)
By-product credits (net of non-controlling interest)	$ 33	$ 25

ENDNOTE 4

Includes $598 million of cash primarily held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

ENDNOTE 5

Amount excludes capital leases and includes project financing payments at Pueblo Viejo (60 percent basis) and Acacia (100 percent basis).

ENDNOTE 6

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK FIRST QUARTER 2017	11	PRESS RELEASE

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended March 31
	2017	2016
Cost of sales	$ 82	$ 89
Depreciation/amortization[1]	(14)	(11)
Treatment and refinement charges	32	46
Cash cost of sales applicable to equity method investments[2]	61	41
Less: royalties	(7)	(14)
C1 cash cost of sales	$ 154	$ 151
General & administrative costs	3	7
Rehabilitation - accretion and amortization	2	1
Royalties	7	14
Minesite sustaining capital expenditures	37	30
All-in sustaining costs	$ 203	$ 203
Pounds sold - consolidated basis (millions pounds)	93	103
Cost of sales per pound[3,4]	$1.73	$ 1.34
C1 cash cost per pound[3]	$1.65	$ 1.47
All-in sustaining costs per pound[3]	$2.19	$1.97

[1]	For the three months ended March 31, 2017, depreciation excludes $18 million (2016: $8 million) of depreciation applicable to equity method investments.
[2]

For the three months ended March 31, 2017, figures include $46 million (2016: $41 million) of cash costs related to our 50% share of Zaldívar and $15 million (2016: $nil) of cash costs related to our 50% share of Jabal Sayid due to their accounting as equity method investments.

[3]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[4]

Cost of sales related to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

ENDNOTE 7

Barrick’s share.

ENDNOTE 8

Barrick’s share on an accrued basis.

ENDNOTE 9

Operating unit guidance ranges for production reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

ENDNOTE 10

Utilizing option collar strategies, the Company has protected the downside on approximately 72 million pounds of expected remaining 2017 copper production at an average floor price of $2.30 per pound, and can participate in the upside on the same amount up to an average of $2.92 per pound. Our remaining copper production is subject to market prices.

ENDNOTE 11

Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK FIRST QUARTER 2017	12	PRESS RELEASE

Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended March 31
	2017	2016
Financial Results (millions)
Revenues	$ 1,993	$ 1,930
Cost of sales	1,342	1,324
Net earnings (loss)[1]	679	(83)
Adjusted net earnings[2]	162	127
Adjusted EBITDA[2]	904	697
Total project capital expenditures[3]	56	40
Total capital expenditures - sustaining[3]	262	175
Net cash provided by operating activities	495	451
Free cash flow[2]	161	181
Per share data (dollars)
Net earnings (loss) (basic and diluted)	0.58	(0.07)
Adjusted net earnings (basic)[2]	0.14	0.11
Weighted average basic common shares (millions)	1,166	1,165
Weighted average diluted common shares (millions)	1,166	1,165

Operating Results
Gold production (thousands of ounces)[4]	1,309	1,280
Gold sold (thousands of ounces)[4]	1,305	1,306
Per ounce data
Average spot gold price	$ 1,219	$ 1,183
Average realized gold price[2]	1,220	1,181
Cost of sales (Barrick’s share)[5]	833	810
All-in sustaining costs[2]	772	706

Copper production (millions of pounds)[6]	95	111
Copper sold (millions of pounds)	93	103

Per pound data
Average spot copper price	$ 2.65	$ 2.12
Average realized copper price[2]	2.76	2.18
Cost of sales (Barrick’s share)[7]	1.73	1.34
All-in sustaining costs[2]	2.19	1.97

	As at March 31,	As at December 31,
	2017	2016
Financial Position (millions)
Cash and equivalents	$ 2,277	$ 2,389
Working capital (excluding cash)[8]	883	1,155
[1]	Net earnings (loss) represents net earnings attributable to the equity holders of the Company.
[2]

Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

[3]	Amounts presented on a 100% accrued basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]

Includes Acacia on a 63.9% basis and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. 2016 includes production and sales from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of the assets.

[5]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold ounces sold.
[6]	Amounts reflect production from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and 100% of Lumwana.
[7]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.
[8]	2017 figures exclude assets classified as held-for-sale as at March 31, 2017.

BARRICK FIRST QUARTER 2017	13	SUMMARY INFORMATION

Production and Cost Summary

	Production
	Three months ended March 31,
	2017	2016
Gold (equity ounces (000s))
Barrick Nevada	521	496
Pueblo Viejo[1]	143	172
Lagunas Norte	88	100
Veladero	151	132
Turquoise Ridge	55	50
Acacia[2]	140	122
Other Mines - Gold[3]	211	208
Total	1,309	1,280

Copper (equity pounds (millions))[4]	95	111

	Cost of Sales per unit (Barrick’s share)
	Three months ended March 31,
	2017	2016
Gold Cost of Sales per ounce ($/oz)[5]
Barrick Nevada	$916	$ 885
Pueblo Viejo[1]	694	606
Lagunas Norte	573	666
Veladero	846	842
Turquoise Ridge	680	715
Acacia[2]	816	914
Total	$833	$ 810

Copper Cost of Sales per pound ($/lb)[6]	$1.73	$ 1.34

	All-in sustaining costs[7]
	Three months ended March 31,
	2017	2016
Gold All-in Sustaining Costs ($/oz)
Barrick Nevada	$694	$ 582
Pueblo Viejo[1]	541	496
Lagunas Norte	428	551
Veladero	890	675
Turquoise Ridge	714	728
Acacia[2]	934	959
Total	$772	$ 706

Copper All-in Sustaining Costs ($/lb)	$2.19	$ 1.97

[1]	Reflects production from Pueblo Viejo on a 60% basis, which reflects our equity share of production.
[2]	Reflects production from Acacia on a 63.9% basis, which reflects our equity share of production.
[3]

In 2017, Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis and Kalgoorlie on a 50% basis. In 2016, Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis, Kalgoorlie on a 50% basis and production from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of the assets.

[4]	Reflects production from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and 100% of Lumwana.
[5]	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis excluding Pierina divided by gold ounces sold.
[6]	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.
[7]

All-in sustaining costs is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of this non-GAAP measure to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

BARRICK FIRST QUARTER 2017	14	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three month period ended March 31, 2017, in comparison to the corresponding prior–year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of April 24, 2017, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three month period ended March 31, 2017 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 55 to 72. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2016, the related annual MD&A included in the 2016 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective”, “aim”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) the expected time of closing of previously announced transactions; (vii) mine life and production rates; (viii) potential mineralization and metal or mineral recoveries; (ix) savings from our improved capital management program; (x) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (xi) the Lama starter project and the potential for phased in development of the Pascua Lama project; (xii) our pipeline of high confidence projects at or near existing operations; (xiii) the benefits of integrating the Cortez and Goldstrike operations; (xiv) asset sales, joint ventures and partnerships; and (xv) expectations regarding future price assumptions, financial performance and other outlook or guidance. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant

BARRICK FIRST QUARTER 2017	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the risk that the certain announced transactions may not close when planned or at all or on the terms and conditions set forth in their transaction agreements; the benefits expected from announced transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives and targeted investments will meet the Company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2017	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

  •  “adjusted net earnings”

  •  “free cash flow”

  •  “EBITDA”

  •  “adjusted EBITDA”

  •  “cash costs per ounce”

  •  “C1 cash costs per pound”

  •  “all-in sustaining costs per ounce/pound”

  •  “all-in costs per ounce” and

  •  “realized price”

For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 43 to 53. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 54. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under International Financial Reporting Standards (“IFRS”), and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BARRICK FIRST QUARTER 2017	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

FINANCIAL AND OPERATING HIGHLIGHTS

($ millions, except per share amounts in dollars)	For the three months ended March 31
	2017	2016

Net earnings (loss) attributable to equity holders of the Company	$ 679	$ (83)

Per share (dollars)[1]	0.58	(0.07)

Adjusted net earnings[2]	162	127

Per share (dollars)[1,2]	0.14	0.11

Operating cash flow	495	451

Free cash flow[2]	$ 161	$ 181

[1]

Calculated using weighted average number of shares outstanding under the basic method of earnings per share of 1,166 million shares for the three months ended March 31, 2017 (2016: 1,165 million shares).

[2]

Adjusted net earnings and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

BARRICK FIRST QUARTER 2017	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings (Loss), Adjusted Net Earnings, Operating Cash Flow and Free Cash Flow

Factors affecting net earnings (loss) and adjusted net earnings1

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.
[2]	Primarily consists of finance costs, closure costs and general & administrative costs.
[3]	Estimated impact of foreign exchange.

Net earnings attributable to equity holders of Barrick (“net earnings”) for the first quarter of 2017 were $679 million compared with a net loss of $83 million in the same prior year period. This significant improvement was largely due to $1,125 million of net impairment reversals ($522 million net of tax and non-controlling interest) recorded in the first quarter of 2017, as a result of the indicative fair value of the Cerro Casale project resulting from our divestment of 25% and signing a partnership agreement with Goldcorp. In addition, the first quarter of 2016 included $91 million of losses on currency translation ($91 million net of tax), primarily related to the realization of deferred currency translation losses in Australian entities. After adjusting for items that are not indicative of future operating earnings, including the net impairment reversal in the first quarter of 2017 and the deferred currency translation losses in the first quarter of 2016, adjusted net earnings1 of $162 million in the first quarter of 2017 were 28% higher than the same prior year period. The increase in adjusted net earnings was primarily due to the impact of higher gold and copper prices partially offset by 8% higher depreciation, a 36% increase in exploration and evaluation costs and a 2% increase in direct mining costs.

BARRICK FIRST QUARTER 2017	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

[2]	Consists of cash flows related primarily to a decrease in cash interest paid and closure related settlement payments.

In the first quarter of 2017, we generated $495 million in operating cash flow, compared to $451 million in the same prior year period. We benefited from higher market gold and copper prices combined with lower cash interest paid as a result of debt repayments over the last year. These favorable movements were partially offset by unfavorable working capital movements compared to the same prior year period combined with higher direct mining costs.

Free cash flow1 for the first quarter of 2017 was $161 million compared to $181 million in the same prior year period. The decrease primarily reflects higher capital expenditures, partly offset by higher operating cash flows. In the first quarter of 2017, capital expenditures on a cash basis were $334 million compared to $270 million in the first quarter of 2016. The increase of $64 million is primarily due to a planned increase in minesite sustaining capital expenditures at Barrick Nevada relating to higher capitalized stripping costs and the timing of a greater number of minesite sustaining projects in the current period, as well as greater spending at Veladero relating to phase 4B and 5B of the leach pad expansion and equipment purchases. The increase in capital expenditures was also impacted by an $11 million increase in project capital expenditures primarily at Barrick Nevada relating to development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by a decrease in pre-production stripping at the Arturo pit, which entered commercial production in August 2016.

BARRICK FIRST QUARTER 2017	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Barrick Nevada

In the first quarter of 2017, we combined the management and operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. By fully integrating the management of their assets, infrastructure, and expertise, we expect to further accelerate improvements in efficiency and productivity. The information presented in this MD&A is on a combined basis.

Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (“Shandong”) where Shandong will acquire 50 percent of Barrick’s Veladero mine in Argentina for $960 million. The transaction is expected to close at the end of the second quarter of 2017, and is subject to regulatory and other approvals, including Shandong Gold Mining Co., Ltd shareholder approval, and other customary closing conditions. As at March 31, 2017, all of the assets and liabilities of Veladero are classified as held for sale as the transaction will result in a transition from control to joint control for Barrick. We expect to account for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Veladero. We expect to recognize a gain upon closing of the transaction.

Sale of 25% of Cerro Casale

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. Under the terms of the agreement, Goldcorp has agreed to purchase a 25 percent interest in Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in Cerro Casale, will result in Barrick and Goldcorp each holding a 50 percent interest in the joint operation.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick’s first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount, 50 percent of any shortfall will be paid directly to Barrick in cash.

In addition, Goldcorp will also fund Cerro Casale’s acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca.

Goldcorp has entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. Following closing of this acquisition, Goldcorp will contribute the Caspiche Project into the Cerro Casale Joint Venture. Fifty percent of the acquisition costs incurred by Goldcorp will be deducted from the $260 million expenditure commitment described above.

The transaction is expected to close in the second quarter of 2017 and is subject to customary closing conditions. As at March 31, 2017, all of the assets and liabilities of Cerro Casale are classified as held for sale as the transaction will result in a loss of control. The sales price implies a fair value of $1.2 billion for 100% of Cerro Casale and we have recorded a reversal of impairment of $1.12 billion. Refer to note 13 to the Financial Statements for further details of the impairment reversal. We expect to account for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. No gain or loss is anticipated on the formation of the joint operation as a result of the reversal of impairment recorded in the current period. The company expects to recognize a gain of approximately $190 million due to the deconsolidation of the non-controlling interest in Cerro Casale when the transaction closes.

Financial Fuel Hedge Summary
	Barrels (thousands)	Average price	% of total expected exposure	Impact of $10 change on pre-tax earnings (USD millions)[1]

2017	1,660	80	45%	20

2018	1,244	78	26%	35
[1]	Includes the impact of hedges currently in place.

BARRICK FIRST QUARTER 2017	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2017 Outlook

We have decreased our 2017 gold production guidance to 5.3 to 5.6 million ounces from our previous range of 5.6 to 5.9 million ounces. A significant portion of this reduction is attributable to the anticipated sale of 50 percent of Veladero, which is expected to close at the end of the second quarter. In March 2017, the San Juan provincial mining authority ordered a temporary restriction on the addition of new cyanide to the leach pad. Our updated guidance assumes the resumption of normal processing activities at the Veladero mine in June, subject to San Juan provincial government approval of proposed modifications to the mine’s operating systems. Refer to page 34 for further information. It also assumes that there is no change to annual output as a result of the export ban on concentrates currently impacting Acacia’s operations.

We expect minesite sustaining and project capital expenditures to remain in the same range of $1,050 to $1,200 million and $250 to $300 million respectively. As a result, we expect total capital expenditures to remain within the same range of $1,300 million to $1,500 million. This range assumes expected savings from our improved capital management program.

Full Year 2017 Outlook Summary

($ millions, except per ounce/pound data)	2017 Estimate
Gold production and costs
Production (millions of ounces)	5.30 - 5.60
Gold unit production costs
Cost of sales - gold ($ per oz)	780 - 820
All-in sustaining costs ($ per oz) [1]	720 - 770
Cash costs ($ per oz) [1]	510 - 535
Depreciation ($ per oz)	245 - 265
Copper production and costs
Production (millions of pounds)	400 - 450
Copper unit production costs
Cost of sales - copper ($ per lb)	1.50 - 1.70
C1 cash costs ($ per lb) [1]	1.40 - 1.60
Depreciation ($ per lb)	0.30 - 0.40
Copper all-in sustaining costs ($ per lb) [1]	2.10 - 2.40
Exploration and project expenses	415 - 495
Exploration and evaluation	185 - 225
Project expenses	230 - 270
General and administrative expenses	~285
Corporate administration	~200
Stock-based compensation [2]	~40
Acacia[3]	~45
Other expense	25 - 45
Finance costs	600 - 650
Attributable capital expenditures:
Attributable minesite sustaining	1,050 - 1,200
Attributable project	250 - 300
Total attributable capital expenditures [4]	1,300 - 1,500
Effective income tax rate[5]	~45%
Key Assumptions
Gold Price ($/ounce)	$1,050
Copper Price ($/pound)	$2.25
Oil Price ($/barrel)	$55
AUD Exchange Rate	$0.75
ARS Exchange Rate	16.50
CAD Exchange Rate	$1.32
CLP Exchange Rate	675
[1]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

[2]	Based on US$16.92 share price and excludes Acacia.
[3]	2017 guidance includes ~$20 million in stock-based compensation.
[4]

2017 Guidance includes our 60% share of Pueblo Viejo and Arturo, our 63.9% share of Acacia, our 50% share of Zaldívar and Jabal Sayid and our share of joint operations, including our 50% sale of Veladero expected to close at the end of the second quarter.

[5]	Based on spot gold price as at March 31, 2017.

BARRICK FIRST QUARTER 2017	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended March 31
	2017	2016

Gold

000s oz sold[1]	1,305	1,306

000s oz produced[1]	1,309	1,280

Revenue	$ 1,827	$ 1,768

Market price[2]	1,219	1,183

Realized price[2,3]	$ 1,220	$ 1,181

Copper

millions lbs sold[1]	93	103

millions lbs produced[1]	95	111

Revenue	$ 125	$ 124

Market price[2]	2.65	2.12

Realized price[2,3]	2.76	2.18

Other sales	$ 41	$ 38

Total revenue	$ 1,993	$ 1,930

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.
[2]	Per ounce/pound weighted average.
[3]

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

In the first quarter of 2017, gold revenues were up 3% compared to the same prior year period primarily due to a higher realized gold price1. The average market price of $1,219 per ounce for the three month period ended March 31, 2017 represented an increase of 3% versus the same prior year period. During the first quarter of 2017, the gold price ranged from $1,146 per ounce to $1,264 per ounce and closed at $1,245 per ounce on March 31, 2017. Gold prices in the quarter were positively influenced by global political uncertainty, a modest decline in the US dollar from recent multi-year highs, and investor interest in gold as a safe haven asset and a hedge against record high levels in US equity indices.

In the first quarter of 2017, gold production was 29 thousand ounces or 2% higher than the same prior year period primarily as a result of higher open pit grade and throughput at Barrick Nevada, higher grade at Acacia and Veladero and higher throughput at Turquoise Ridge, partially offset by lower production at Pueblo Viejo due to lower throughput and lower grades processed, and Lagunas Norte due to lower throughput, which was caused by heavy rains causing road closures and power outages. Although there was a 2% increase in gold production in the first quarter of 2017 compared to the same prior year period, gold ounces sold were in line with the same prior year period. This was primarily due to lower gold ounces sold than produced compared to the same prior year period at Acacia mainly as a result of the export ban on concentrates during the first quarter of 2017, combined with the timing of sales at Barrick Nevada.

Copper revenues for the first quarter of 2017 were up 1% compared to the same prior year period primarily due to a higher average market copper price, partially offset by a decline in copper sales volume at Lumwana attributable to lower production. In the first quarter of 2017, the realized copper price1 was up $0.58 per pound compared to the first quarter of 2016, due to the 25% increase in market copper prices versus the same prior year period. During the first quarter of 2017, the copper price ranged from $2.47 per pound to $2.81 per pound and closed at $2.65 per pound on March 31, 2017. Utilizing option collar strategies, the Company has protected the downside on approximately 72 million pounds of expected remaining 2017 copper production at an average floor price of $2.30 per pound and can participate in the upside on the same amount up to an average of $2.92 per pound. Our remaining copper production is subject to market prices.

Copper production for the first quarter of 2017 decreased by 16 million pounds or 14% compared to the same prior year period primarily due to lower production at Lumwana as a result of lower tonnes processed combined with lower grades. This was partially offset by higher pounds produced at Zaldívar and Jabal Sayid.

BARRICK FIRST QUARTER 2017	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended March 31
	2017	2016

Gold

Direct mining costs	$ 794	$ 782

Depreciation	385	368

Royalty expense	51	45

Community relations	8	7

Cost of sales - gold	$ 1,238	$ 1,202

Cost of sales - gold (per oz)[1]	833	810

Cash costs[2,3]	545	553

All-in sustaining costs - gold[2,3]	772	706

Copper

Cost of sales - copper	$ 82	$ 89

Cost of sales - copper (per lb)[1]	1.73	1.34

C1 cash costs[2,3]	1.65	1.47

All-in sustaining costs - copper[2,3]	$2.19	$1.97
[1]

Cost of sales related to gold per ounce is calculated using cost of sales related to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales related to copper per pound is calculated using cost of sales related to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[2]	Per ounce/pound weighted average.
[3]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

In the first quarter of 2017, cost of sales applicable to gold was 3% higher than the same prior year period primarily due to 5% higher depreciation expense mainly attributed to Barrick Nevada’s Arturo pit as it entered commercial production on August 1, 2016, and Veladero as a result of the impairment reversal recorded in the fourth quarter of 2016. On a per ounce basis, cost of sales applicable to gold4 after removing the portion related to non-controlling interests, was 3% higher than the same prior year period primarily due to a higher depreciation expense combined with lower ounces sold and 2% higher direct mining costs. The increases in direct mining costs for the first quarter of 2017 were as a result of higher labor costs mainly at Veladero due to the rate of inflation in Argentina not being fully offset by the devaluation of the Argentinean peso; higher maintenance costs at Pueblo Viejo mainly due to the timing of autoclave shutdowns; higher contractor costs; the impact of an increase in Barrick’s share price year-over-year on long-term stock-based compensation; and higher energy and fuel costs. This was partially offset by fewer realized losses on hedge and non-hedge derivatives combined with higher capitalized stripping costs at Barrick Nevada.

In the first quarter of 2017, gold all-in sustaining costs1 were up $66 per ounce or 9% compared to the same prior year period primarily due to an increase in minesite sustaining capital expenditures.

In the first quarter of 2017, cost of sales applicable to copper was 8% lower than the same prior year period primarily due to lower royalty expense as a result of a decrease in the Zambian royalty rate in June 2016. Our 50% interest in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper4, after including our proportionate share of cost of sales at our equity method investees, increased 29% compared to the same prior year period primarily due to lower sales volume attributed to timing of deliveries at Lumwana and Jabal Sayid, which entered commercial production on July 1, 2016 and has relatively higher costs as it continues to ramp up to full production.

Copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investments, were 11% higher than the same prior year period primarily reflecting the higher cost of sales applicable to copper combined with higher minesite sustaining capital expenditures at Jabal Sayid, which only incurred sustaining capital expenditures subsequent to entering commercial production, as well as higher capitalized stripping at Lumwana.

Capital Expenditures1

($ millions)	For the three months ended March 31
	2017	2016

Minesite sustaining[2]	$ 262	$175

Project capital expenditures[3]	56	40

Total consolidated capital expenditures	$ 318	$ 215
Attributable consolidated capital expenditures[4]	$ 310	$ 200

[1]	These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
[2]	Includes both minesite sustaining and mine development.
[3]	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

In the first quarter of 2017, total consolidated capital expenditures on an accrued basis increased 48% compared to the same prior year period. The increase is primarily due to a 50% increase in minesite sustaining capital expenditures combined with a 40% increase in project capital expenditures. The increase in minesite sustaining capital expenditures reflects a

BARRICK FIRST QUARTER 2017	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

$46 million increase in sustaining capital at Barrick Nevada relating to higher capitalized stripping costs at Goldstrike and the timing of a greater number of minesite sustaining projects in the current period, combined with increased spending of $31 million at Veladero relating to phase 4B and 5B of the leach pad expansion and additional equipment purchases. Project capital expenditures increased by $16 million as a result of greater spending incurred at Barrick Nevada (including Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines), the Lagunas Norte Refractory Ore Project and Goldrush.

General and Administrative Expenses

($ millions)	For the three months ended March 31

	2017	2016
Corporate administration[1]	$ 35	$ 32
Stock-based compensation[2]	20	17
Acacia	17	9
General & administrative expenses	$ 72	$ 58
[1]	For the three months ended March 31, 2017, corporate administration costs include approximately $2 million of severance costs (2016: $1 million).
[2]	Based on US$18.99 share price as at March 31, 2017 (2016: US$13.58) and excludes Acacia.

General and administrative expenses were $14 million higher than the same prior year period primarily due to $8 million of higher expenses at Acacia, mainly relating to their stock-based compensation.

Exploration, Evaluation and Project Costs

($ millions)	For the three months ended March 31
	2017	2016
Minesite exploration and evaluation	$ 7	$ 8
Global exploration and evaluation	29	22
Advanced project costs:
Pascua-Lama	22	14
Cerro Casale	2	2
Other	4	3
Corporate development	4	2
Business improvement and innovation	7	4
Global exploration and evaluation and project expense	$ 68	$ 47
Total exploration, evaluation and project expenses	$ 75	$ 55

Exploration, evaluation and project costs for the first quarter of 2017 increased $20 million compared to the same prior year period. The increase is primarily due to an $8 million increase in project costs at Pascua-Lama including the prefeasibility study for an underground mine at Lama combined with a $7 million increase in global exploration costs.

Finance Costs, Net

($ millions)	For the three months ended March 31

	2017	2016
Interest expense[1]	$ 135	$ 158
Accretion	16	14
Loss on debt extinguishment	-	37
Other finance costs	3	6
Finance income	(4)	(4)
Finance costs, net	$ 150	$ 211
[1]

For the three months ended March 31, 2017, interest expense includes approximately $25 million of non-cash interest expense relating to the gold and silver streaming agreements with Silver Wheaton Corp. and Royal Gold, Inc. (2016: $25 million).

In the first quarter of 2017, net finance costs were $61 million lower than the same prior year period primarily due to the recognition of $37 million of extinguishment costs arising from the debt repurchases made in the first quarter of 2016. This was combined with a $23 million reduction in interest expense as a result of debt reductions made over the past year.

Additional Significant Statement of Income Items

($ millions)	For the three months ended March 31

	2017	2016
Impairment charges (reversals)	($ 1,125)	$ 1
Loss (income) on currency translation	$ 3	$ 139

Impairment Charges (Reversals)

In the first quarter of 2017, net impairment reversals primarily relate to $1,120 million in impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017. For a further breakdown of impairment charges (reversals), refer to note 13 to the Financial Statements.

Loss (Income) on Currency Translation

Loss on currency translation for the first quarter of 2017 decreased by $136 million compared to the same prior year period. The lower loss is primarily due to $81 million of additional currency translation losses as a result of the disposal and reorganization of certain

BARRICK FIRST QUARTER 2017	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Australian entities during the first quarter of 2016 compared to the current year period. This was combined with lower unrealized foreign currency translation losses relating to the Argentinean peso, which appreciated in the current year period compared to devaluation in the prior year period.

Income Tax Expense

Income tax expense was $592 million in the first quarter of 2017. The underlying effective tax rate for ordinary income in the first quarter of 2017 was 46% after adjusting for the net impact of currency translation gains on deferred tax balances; the impact of impairment (reversals) charges; the impact of asset sales and non-hedge derivatives; and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income in the first quarter of 2017 was 40% of the income before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK FIRST QUARTER 2017	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at March 31, 2017	As at December 31, 2016
Total cash and equivalents	$ 2,277	$ 2,389
Current assets	5,541	2,485
Non-current assets	18,593	20,390
Total Assets	$ 26,411	$ 25,264
Current liabilities excluding short-term debt	$ 2,508	$ 1,676
Non-current liabilities excluding long-term debt[1]	5,068	5,344
Debt (current and long-term)	7,753	7,931
Total Liabilities	$ 15,329	$ 14,951
Total shareholders’ equity	8,584	7,935
Non-controlling interests	2,498	2,378
Total Equity	$ 11,082	$ 10,313
Total common shares outstanding (millions of shares)[2]	1,166	1,166
Key Financial Ratios:
Current ratio[3]	2.70:1	2.68:1
Debt-to-equity[4]	0.70:1	0.77:1

[1]	Non-current financial liabilities as at March 31, 2017 were $7,840 million (December 31, 2016: $8,002 million).
[2]	Total common shares outstanding do not include 1.4 million stock options.
[3]	Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at March 31, 2017 and December 31, 2016.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at March 31, 2017 and December 31, 2016.

Balance Sheet Review

Total assets were $26.4 billion at March 31, 2017, approximately $1.1 billion higher than at December 31, 2016, primarily reflecting the $1.1 billion impairment reversal at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017. The increase in current assets is a result of having both the Cerro Casale project and Veladero mine classified as held-for-sale as at March 31, 2017. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government transaction and joint venture related receivables, and cash and equivalents. Total liabilities at March 31, 2017 totaled $15.3 billion; approximately $0.4 billion higher than at December 31, 2016, mainly reflecting the deferred tax impact of the impairment reversal at the Cerro Casale project.

Shareholders’ Equity
As at April 18, 2017	Number of shares
Common shares	1,165,774,844
Stock options	1,268,848

Financial Position and Liquidity

Total cash and cash equivalents as at March 31, 2017 were $2.3 billion3. Our capital structure comprises a mix of debt and shareholders’ equity. As at March 31, 2017, our total debt was $7.8 billion (debt net of cash and equivalents was $5.5 billion) and our debt-to-equity ratio was 0.70:1. This compares to debt as at December 31, 2016 of $7.9 billion (debt net of cash and equivalents was $5.5 billion), and a debt-to-equity ratio of 0.77:1.

At the beginning of 2017, we set a target to reduce our total debt by $2.9 billion, to $5 billion, by the end of 2018 – half of which is targeted in 2017. We have reduced debt by $178 million in the first quarter of 2017 in furtherance of this goal. We currently have less than $100 million2 in debt due before 2019, and approximately $5 billion of our outstanding debt matures after 2032. In addition, on April 6, 2017, we announced an agreement to sell 50 percent of our interest in the Veladero mine for $960 million, which is expected to close at the end of the

BARRICK FIRST QUARTER 2017	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

second quarter of 2017. Proceeds from the transaction will be used to reduce debt and for investments in our business to grow free cash flow per share.

In addition to this debt reduction goal, we have capital commitments of $62 million and expect to incur attributable sustaining and project capital expenditures of approximately $990 to $1,190 million for the remainder of 2017 based on our guidance range on page 22. For the remainder of 2017 we have contractual obligations and commitments of $518 million in purchase obligations for supplies and consumables and $44 million in derivative liabilities which will form part of operating costs. In addition, we have $397 million in interest payments and other amounts as detailed in the table on page 41. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $4.0 billion available under our fully undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt as investment grade, with ratings of Baa3 and BBB-, respectively. In August 2016, S&P affirmed the Company’s BBB- rating and raised its outlook to positive from stable. Also in August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. In March 2017, Moody’s affirmed the Company’s Baa3 rating with a stable outlook. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our fully undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.33:1 as at March 31, 2017 (0.35:1 as at December 31, 2016).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended March 31
	2017	2016
Net cash provided by operating activities	$ 495	$ 451
Investing activities
Capital expenditures	$ (334)	$ (270)
Divestitures	-	610
Other	3	1
Total investing inflows/ (outflows)	$ (331)	$ 341
Financing activities
Net change in debt	$ (180)	$ (850)
Dividends	(31)	(22)
Other	(67)	(55)
Total financing inflows/ (outflows)	$ (278)	$ (927)
Effect of exchange rate	2	3
Increase/(decrease) in cash and equivalents	($ 112)	($ 132)

In the first quarter of 2017, we generated $495 million in operating cash flow, compared to $451 million in the same prior year period. We benefited from higher market gold and copper prices combined with lower cash interest paid as a result of debt repayments over the last year. These favorable movements were partially offset by unfavorable working capital movements compared to the same prior year period combined with higher direct mining costs and the impact of lower copper volumes sold. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Cash outflows from investing activities in the first quarter of 2017 amounted to $331 million compared to $341 million of cash inflows in the same prior year period. The decrease of $672 million is primarily due to $610 million of proceeds from the divestitures in the first quarter of 2016 from the sale of Bald Mountain and our 50% interest in Round Mountain. This was further impacted by a planned increase in capital expenditures on a cash basis of $64 million primarily due to a planned increase in minesite sustaining capital expenditures at Barrick Nevada relating to higher capitalized stripping costs and the timing of a greater number of minesite sustaining projects in the current period, as well as greater spending at Veladero relating to phase 4B and

BARRICK FIRST QUARTER 2017	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

5B of the leach pad expansion and additional equipment purchases. The increase in capital expenditures was also impacted by an $11 million increase in project capital expenditures primarily at Barrick Nevada relating to development of Crossroads and Cortez Hills Lower Zone, and the Goldrush project, partially offset by a decrease in pre-production stripping at the Arturo pit, which entered commercial production in August 2016.

Net financing cash outflows for the first quarter of 2017 amounted to $278 million, compared to $927 million of cash outflows in the same prior year period. The lower outflows primarily relate to lower debt repayments in the first quarter of 2017 of $180 million compared to $850 million in the same prior year period.

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

In the first quarter of 2017, we combined the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. Barrick’s business is now organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our updated presentation of our reportable operating segments will now be four individual gold mines, Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK FIRST QUARTER 2017	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick Nevada[1], Nevada USA
Summary of Operating and Financial Data		For the three months ended March 31
	2017	2016	% Change

Total tonnes mined (000s)	48,432	46,980	3%

Open pit	47,706	46,288	3%

Underground	726	692	5%

Average grade (grams/tonne)

Open pit mined	2.29	1.20	91%

Underground mined	10.48	12.41	(16%)

Processed	2.81	2.38	18%

Ore tonnes processed (000s)	6,872	9,076	(24%)

Oxide mill	1,054	984	7%

Roaster	1,152	1,294	(11%)

Autoclave	1,032	673	53%

Heap leach	3,634	6,125	(41%)

Gold produced (000s/oz)	521	496	5%

Oxide mill	201	144	40%

Roaster	219	262	(16%)

Autoclave	59	46	28%

Heap leach	42	44	(5%)

Gold sold (000s/oz)	531	524	1%

Segment revenue ($ millions)	$ 646	$ 616	5%

Cost of sales ($ millions)	487	464	5%

Segment income ($ millions)	148	147	1%

Segment EBITDA ($ millions)[2]	355	345	3%

Capital expenditures ($ millions)	130	59	120%

Minesite sustaining	81	35	131%

Project	49	24	104%

Cost of sales (per oz)	916	885	4%

Cash costs (per oz)[2]	525	508	3%

All-in sustaining costs (per oz)[2]	694	582	19%

All-in costs (per oz)[2]	$ 790	$ 633	25%
[1]	Includes our 60% share of Arturo.
[2]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

Financial Results

Barrick Nevada’s segment income for the first quarter of 2017 was 1% higher than the same prior year period primarily due to an increase in sales volume combined with a higher realized gold price, partially offset by an increase in cost of sales.

In the first quarter of 2017, gold production was 5% higher than the same prior year period primarily as a result of higher grades mined and processed from the Cortez Hills open pit (“CHOP”) combined with higher throughput at the oxide mill as a result of Best-in-Class process improvements. Production at the autoclave increased due to higher throughput as shutdowns were performed in the same prior year period, partially offset by processing lower grades from Cortez Hills underground (“CHUG”) as it advanced deeper into the mine and because high grade ore from Goldstrike’s North Betze phase of the open pit was completed in the first quarter of 2016. Lower roaster production was due to lower grades and the processing of ore from the 60% owned Arturo pit, compared to full ownership production in the same prior year period. This was partially offset by accelerated mining rates at CHUG due to Best-in-Class improvements and digitization allowing a higher blend of CHUG ore feed through the roaster. We mined and placed fewer tonnes on the leach pad in the first quarter of 2017, but due to leach cycle timing ounces are only slightly lower than the same prior year period.

BARRICK FIRST QUARTER 2017	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost of sales per ounce4 in the first quarter of 2017 was $31 per ounce higher than the same prior year period mainly due to lower CHUG and North Betze grades mined and processed combined with higher autoclave production in the current year, which is the highest cost per tonne processing facility for Barrick Nevada. The higher cost of sales per ounce4 was further impacted by higher depreciation from an increase in ounces mined at CHOP, partially offset by higher waste stripping activity primarily related to the 3rd northwest layback at Goldstrike and Crossroads at Cortez. In the first quarter of 2017, all-in sustaining costs1 increased by $112 per ounce compared to the same prior year period primarily reflecting the increase in minesite sustaining capital expenditures combined with the impact of the higher cost of sales per ounce4.

In the first quarter of 2017, capital expenditures increased by 120% from the same prior year period due to higher minesite sustaining capital combined with higher project expenditures. Higher sustaining capital is attributed to $30 million of higher capitalized stripping relating to the 3rd northwest layback combined with increased spending relative to the same prior year period on minesite sustaining projects such as $6 million for the autoclave thiosulfate water treatment plant conversion to reduce water balances and consumption of fresh reagent, $6 million for tailings expansions, $4 million for digitization initiatives at Cortez to enhance productivity and efficiency and dewatering wells at Goldstrike. Project capital expenditures in the first quarter of 2017 increased compared to the same prior year period as a result of capitalized stripping and dewatering at Crossroads combined with underground development at Cortez Hills Lower Zone, the range front declines and Goldrush project capital. These were partially offset by a decrease in pre-production stripping at the Arturo pit, which entered commercial production August 1, 2016.

Outlook

We have combined the initial 2017 guidance for Cortez and Goldstrike into Barrick Nevada.

The initial 2017 gold production at Cortez was in the range of 1,250 to 1,290 thousand ounces, and at Goldstrike it was in the range of 910 to 950 thousand ounces. Therefore, the initial Barrick Nevada production guidance would have been in the range of 2,160 to 2,240 thousand ounces.

The initial 2017 cost of sales per ounce4 at Cortez was in the range of $730 to $760 per ounce, and at Goldstrike it was in the range of $950 to $990 per ounce. The initial Barrick Nevada cost of sales per ounce4 would have been in the range of $820 to $860 per ounce.

The initial 2017 cash costs1 at Cortez was in the range of $360 to $380 per ounce, and at Goldstrike it was in the range of $650 to $680 per ounce. Therefore, the initial Barrick Nevada cash costs1 would have been in the range of $480 to $510 per ounce.

At Cortez the initial 2017 all-in sustaining costs1 were in the range of $430 to $470 per ounce, and at Goldstrike they were in the range of $910 to $980 per ounce. The initial Barrick Nevada all-in sustaining costs1 would have been in the range of $630 and $680 per ounce.

We now expect Barrick Nevada’s 2017 production to be in the range of 2,180 to 2,260 thousand ounces compared to our previous range of 2,160 to 2,240 thousand ounces. This change reflects increased mining rates at CHUG as stoping provides more ore volume, increased throughput at the Cortez oxide mill, as well as reverting from alkaline to acid pressure oxidation at Goldstrike’s TCM circuit.

We continue to expect cost of sales per ounce4 to be in the range of $820 to $860 per ounce. We also continue to expect cash costs1 to be in the range of $480 to $510 per ounce and all-in sustaining costs1 to be between $630 and $680 per ounce.

BARRICK FIRST QUARTER 2017	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)[1], Dominican Republic
Summary of Operating and Financial Data		For the three months ended March 31
	2017	2016	% Change

Open pit tonnes mined (000s)	5,153	6,319	(18%)

Average grade (grams/tonne)

Open pit mined	2.97	2.80	6%

Processed	4.50	5.34	(16%)

Autoclave ore tonnes processed (000s)	1,095	1,146	(4%)

Gold produced (000s/oz)	143	172	(17%)

Gold sold (000s/oz)	143	169	(15%)

Segment revenue ($ millions)	$186	$209	(11%)

Cost of sales ($ millions)	99	102	(3%)

Segment income ($ millions)	87	106	(18%)

Segment EBITDA ($ millions)[2]	113	133	(15%)

Capital expenditures ($ millions)	13	13	-

Minesite sustaining	13	13	-

Project	-	-	-

Cost of sales (per oz)	694	606	15%

Cash costs (per oz)[2]	437	411	6%

All-in sustaining costs (per oz)[2]	541	496	9%

All-in costs (per oz)[2]	$541	$496	9%

[1]	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
[2]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

Financial Results

Pueblo Viejo’s segment income for the first quarter of 2017 was 18% lower than the same prior year period primarily due to a decrease in sales volume, partially offset by higher gold prices.

In the first quarter of 2017, gold production was 17% lower than the same prior year period primarily due to a decrease in tonnes mined and processed combined with lower ore grades processed. The decrease in tonnes mined was attributable to lower fleet utilization in the first quarter of 2017, which is expected to be on target for the remainder of the year. Lower throughput was further impacted in the current year period due to planned autoclave shutdowns for maintenance.

Cost of sales per ounce4 in the first quarter of 2017 was $88 per ounce higher than the same prior year period mainly reflecting the impact of lower sales volume on unit production costs combined with higher maintenance costs due to the timing of autoclave shutdowns and higher energy and fuel costs compared to the same prior year period. These were partially offset by lower depreciation expense. In the first quarter of 2017, all-in sustaining costs1 increased by $45 per ounce compared to the same prior year period primarily reflecting the higher cost of sales per ounce4.

In the first quarter of 2017, capital expenditures were in line with the same prior year period as an increase in minesite sustaining capital expenditures, primarily related to the construction of the El Llagal tailings storage facility and capitalized maintenance was offset by a decrease in capitalized stripping costs as a result of less capitalized waste tonnes mined due to lower fleet utilization.

Outlook

We continue to expect our equity share of 2017 gold production to be in the range of 625 to 650 thousand ounces and cost of sales per ounce4 to be in the range of $650 to $680 per ounce. We now expect cash costs1 to be in the range of $420 to $440 per ounce and all-in-sustaining costs1 of $540 to $570 per ounce, compared to our previous ranges of $400 to $420 per ounce and $530 to $560 per ounce, respectively. These changes reflect a delay in additional connections to the power grid, which would increase export capacity, resulting in lower than expected credits from excess power sales. These credits act as an offset to cash costs.

BARRICK FIRST QUARTER 2017	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru
Summary of Operating and Financial Data		For the three months ended March 31
	2017	2016	% Change

Open pit tonnes mined (000s)	8,762	10,003	(12%)

Average grade (grams/tonne)

Open pit mined	1.26	1.04	21%

Processed	1.09	0.93	17%

Heap leach ore tonnes processed (000s)	4,073	4,415	(8%)

Gold produced (000s/oz)	88	100	(12%)

Gold sold (000s/oz)	91	101	(10%)

Segment revenue ($ millions)	$115	$124	(7%)

Cost of sales ($ millions)	53	68	(22%)

Segment income ($ millions)	59	55	7%

Segment EBITDA ($ millions)[1]	75	83	(10%)

Capital expenditures ($ millions)	5	19	(74%)

Minesite sustaining	4	19	(79%)

Project	1	-	-

Cost of sales (per oz)	573	666	(14%)

Cash costs (per oz)[1]	356	341	4%

All-in sustaining costs (per oz)[1]	428	551	(22%)

All-in costs (per oz)[1]	$437	$551	(21%)

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

Financial Results

Lagunas Norte’s segment income for the first quarter of 2017 was 7% higher than the same prior year period primarily due to higher gold prices combined with lower cost of sales, partially offset by a decrease in sales volume.

In the first quarter of 2017, gold production was 12% lower than the same prior year period primarily due to fewer ounces placed on the leach pad as a result of processing harder material and a higher percentage of older stock material, in line with expectations as the mine matures. This was further impacted by heavy rains causing road closures and power outages, partially offset by higher ore grades processed.

Cost of sales per ounce4 for the first quarter of 2017 was $93 per ounce lower than the same prior year period mainly due to lower depreciation expense and lower direct mining costs resulting from lower tonnage mined and processed. This was further impacted by realized cost savings from the Best-in-Class program such as the initiatives to improve efficiencies in the carbon in column circuit, implementation of short interval control and improvements in planned maintenance. These decreases were partially offset by the impact of lower sales volume. In the first quarter of 2017, all-in sustaining costs1 decreased by $123 per ounce compared to the same prior year period primarily reflecting the decrease in minesite sustaining capital expenditures combined with lower direct mining costs, partially offset by the impact of lower sales volume.

In the first quarter of 2017, capital expenditures were lower by 74% compared to the same prior year period due to lower minesite sustaining capital expenditures relating to the construction of phase 6 of the leach pad combined with lower capitalized stripping. Project expenditures in the first quarter of 2017 relate to ongoing studies for the Refractory Ore Project which involves the potential construction of a grinding and carbon-in-leach processing circuit to treat refractory material which may be expanded later with floatation and pressure oxidation circuits.

Outlook

We continue to expect 2017 production to be in the range of 380 to 420 thousand ounces and cost of sales per ounce4 to be in the range of $710 to $780 per ounce. We continue to expect cash costs1 to be in the range of $430 to $470 per ounce and now expect all-in sustaining costs1 to be in the range of $540 to $600 per ounce compared to the previous range of $560 to $620 per ounce. This change reflects re-engineering to reduce the scope of the carbonaceous ore project and displacing construction costs for the phase 7 heap leach expansion until 2018.

BARRICK FIRST QUARTER 2017	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Veladero, Argentina

Summary of Operating and Financial Data		For the three months ended March 31
	2017	2016	% Change
Open pit tonnes mined (000s)	18,705	22,314	(16%)
Average grade (grams/tonne)
Open pit mined	0.98	0.75	31%
Processed	1.04	0.75	39%
Heap leach ore tonnes processed (000s)	7,256	7,271	-
Gold produced (000s/oz)	151	132	14%
Gold sold (000s/oz)	165	124	33%
Segment revenue ($ millions)	$ 210	$ 152	38%
Cost of sales ($ millions)	140	105	33%
Segment income ($ millions)	70	47	49%
Segment EBITDA ($ millions)[1]	108	72	50%
Capital expenditures ($ millions)	50	19	163%
Minesite sustaining	50	19	163%
Project	-	-	-
Cost of sales (per oz)	846	842	-
Cash costs (per oz)[1]	580	513	13%
All-in sustaining costs (per oz)[1]	890	675	32%
All-in costs (per oz)[1]	$ 890	$ 675	32%

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

Financial Results

Veladero’s segment income for the first quarter of 2017 was 49% higher than the same prior year period primarily due to higher gold prices combined with an increase in sales volume, partially offset by higher operating costs.

In the first quarter of 2017, gold production was 14% higher than the same prior year period mainly reflecting the higher grade of tonnes placed on the leach pad.

Cost of sales per ounce4 in the first quarter of 2017 of $846 per ounce was in line with the same prior year period as an increase in cost of sales was offset by the impact of higher sales volume on unit prodution costs. The higher cost of sales was due to an increase in direct mining costs primarily related to labor, consulting and contractors due to the rate of inflation in Argentina not being fully offset by the devaluation of the Argentinean peso combined with higher depreciation expense as a result of the impairment reversal recorded in the fourth quarter of 2016. In the first quarter of 2017, all-in sustaining costs1 increased by 32% compared to the same prior year period primarily due to an increase in minesite sustaining capital expenditures combined with higher direct mining costs, partly offset by the impact of higher sales volume on unit production costs.

In the first quarter of 2017, capital expenditures increased by 163% compared to the same prior year period due to higher minesite sustaining capital expenditures relating to the construction of phase 4B and 5B of the leach pad expansion and equipment purchases, combined with higher capitalized stripping costs as a result of higher unit costs per tonne capitalized.

On December 30, 2016, the San Juan Mining Authority approved the fifth update to the Veladero mine’s environmental impact study (“EIS”), which as submitted by the Company had included a request for approval of the leach pad expansion for Phases 6 to 9. The fifth EIA update did not include an approval of Phases 6 to 9. Rather, the San Juan Mining Authority required additional technical information. MAG submitted an initial response to the San Juan Mining Authority on January 12, 2017, and provided additional information during the first quarter of 2017. Future production at Veladero after 2017 could be impacted if the leach pad expansion is not timely approved.

On March 28, 2017, the monitoring system at the Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This

BARRICK FIRST QUARTER 2017	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan provincial mining authority issued a violation notice against Minera Argentina Gold SRL (“MAG”), Barrick’s Argentine subsidiary that operates the Veladero mine, in connection with this incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system are completed. On March 30, 2017, the San Juan Mining Minister ordered the commencement of an infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the infringement proceeding. Refer to note 17 to the Financial Statements for more information regarding this matter.

On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claim to be living in Jachal, Argentina and who are seeking among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan provincial mining authority to provide additional information to the Jachal Court in connection with the incident. Refer to note 17 to the Financial Statements for more information regarding this matter.

Pursuant to the court’s order, the leaching process will remain suspended until the San Juan provincial mining authority has provided the required information and a hydraulic assessment of the leach pad and process plant is implemented. Further evidence has also been requested by the court from third parties, which the Company will support on an as-needed basis. The Company filed a motion to lift the suspension on April 4, 2017, and a defense to the amparo action on April 7, 2017. Refer to note 17 to the Financial Statements for more information regarding this matter.

Barrick presented its proposed work plan to San Juan provincial authorities on April 21, 2017 following extensive consultation with both federal and provincial officials and regulators. The provincial government has indicated it will take approximately two weeks to review the Company’s proposals, a process that will also include federal authorities, including the national Ministry of Environment and Sustainable Development. Initial work on the proposed modifications to the heap leach facility has already begun, concurrent with the review by provincial and federal authorities. Our updated guidance assumes a resumption of normal leaching activities at the mine in June, subject to approval by the Government of San Juan province, and the lifting of operating restrictions by the San Juan provincial court. This assumption is based on our assessment of the time required to complete the proposed modifications to the leach pad. The timing of approval for the resumption of leaching activities will depend on the actual progress of work, any potential new requirements, and a final evaluation of the completed modifications by provincial authorities. In parallel with the submission of a new technical plan for the operation, Barrick has also presented an updated community investment and engagement plan to the Government of San Juan and federal authorities for review.

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident. This second amparo protection action is seeking a court order requiring the cessation and/or suspension of activities at the Veladero mine. The Company has not yet been formally notified of the action. However, on April 10, 2017, MAG submitted information to the Federal Court about the incident and the existing administrative and judicial suspensions described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. Refer to note 17 to the Financial Statements for more information regarding this matter.

Veladero experienced operational incidents in 2016 and 2015 which also resulted in regulatory and legal proceedings as summarized below.

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to a valve failure and release of cyanide-bearing

BARRICK FIRST QUARTER 2017	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

process solution in September 2015. On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentinean peso/$ exchange rate) while the request for reconsideration was pending. MAG is implementing a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Certain construction-related activities in the Valley Fill Leach Facility (“VLF”) are still pending. Refer to note 17 to the Financial Statements for more information regarding this matter.

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impact. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. Refer to note 17 to the Financial Statements for more information regarding this matter.

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the VLF. In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. The Company replied to the lawsuit on February 20, 2017, and the case will now proceed to the evidentiary stage. Refer to note 17 to the Financial Statements for more information regarding this matter.

On April 6, 2017, we announced the sale to Shandong Gold of a 50 percent interest of the Veladero mine for $960 million. The transaction is expected to close at the end of the second quarter of 2017, and is subject to regulatory and other approvals, including Shandong Gold Mining Co., Ltd shareholder approval, and other customary closing conditions. Production guidance for 2017 has been updated to reflect the anticipated sale of 50% of Veladero, as described below.

Outlook

On a 100 percent basis, we now expect full-year production of 630 to 730 thousand ounces of gold at a cost of sales per ounce4 of $740 to $790 per ounce, cash costs1 of $520 to $560 per ounce and all-in sustaining costs1 of $890 to $990 per ounce. This assumes a resumption of normal processing activities at the mine in June, subject to approval by the government of San Juan province. Barrick’s share of full-year production, assuming 50 percent ownership from July 1, is expected to be 430 to 480 thousand ounces of gold. This compares to our original 2017 guidance of 770 to 830 thousand ounces (100 percent basis) at a cost of sales per ounce4 of $750 to $800, cash costs1 of $500 to $540 per ounce and all-in sustaining costs1 of $840 to $940 per ounce.

BARRICK FIRST QUARTER 2017	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Turquoise Ridge (75% basis), Nevada USA

Summary of Operating and Financial Data		For the three months ended March 31
	2017	2016	% Change
Underground tonnes mined (000s)	151	130	16%
Average grade (grams/tonne)
Underground mined	15.80	16.89	(6%)
Processed	14.32	16.86	(15%)
Autoclave ore tonnes processed (000s)	130	101	29%
Gold produced (000s/oz)	55	50	10%
Gold sold (000s/oz)	54	48	13%
Segment revenue ($ millions)	$ 67	$ 56	20%
Cost of sales ($ millions)	37	35	6%
Segment income ($ millions)	30	20	50%
Segment EBITDA ($ millions)[1]	37	26	42%
Capital expenditures ($ millions)	9	6	50%
Minesite sustaining	9	6	50%
Project	-	-	-
Cost of sales (per oz)	680	715	(5%)
Cash costs (per oz)[1]	553	600	(8%)
All-in sustaining costs (per oz)[1]	714	728	(2%)
All-in costs (per oz)[1]	$ 714	$ 728	(2%)

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

Financial Results

Turquoise Ridge’s segment income for the first quarter of 2017 was 50% higher than the same prior year period primarily due to an increase in sales volume due to increased mining productivity combined with higher gold prices.

In the first quarter of 2017, gold production was 10% higher than the same prior year period primarily due to an increase in tonnes mined and processed, partially offset by lower grades processed. Increased mining productivity was a result of improved equipment availability combined with improved mine engineering to take advantage of the larger ore geometry as well as other Best-in-Class activities, which are focused on increasing effective operating time on shift in the mine.

Cost of sales per ounce4 in the first quarter of 2017 was $35 per ounce lower than the same prior year period mainly reflecting the impact of higher sales volume on unit production costs. In the first quarter of 2017, all-in sustaining costs1 decreased by $14 per ounce compared to the same prior year period primarily reflecting the lower cost of sales per ounce4, partially offset by the increase in minesite sustaining capital expenditures.

In the first quarter of 2017, capital expenditures increased by 50% compared to the same prior year period. The increase was due to an increase in minesite sustaining capital expenditures primarily related to the water treatment plant and the timing of spend during the first quarter of 2016.

Outlook

We continue to expect 2017 production to be in the range of 260 to 280 thousand ounces (Barrick’s share). We now expect cost of sales per ounce4 to be in the range of $550 to $600 per ounce, cash costs1 to be in the range of $440 to $470 per ounce and all-in sustaining costs1 to be in the range of $630 to $710 per ounce, compared to our original ranges of $575 to $625 per ounce, $460 to $500 per ounce and $650 to $730 per ounce, respectively. The change is due to the Best-in-Class initiatives that are currently being implemented and include increasing effective shift times in the mine, greater mining intensity due to changes in mine design, and improved availability and utilization of ore handling systems.

BARRICK FIRST QUARTER 2017	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data		For the three months ended March 31
	2017	2016	% Change
Total tonnes mined (000s)	9,481	9,407	1%
Open pit	9,122	9,039	1%
Underground	359	368	(2%)
Average grade processed (grams/tonne)[1]	3.10	2.80	11%
Ore tonnes processed (000s)	2,420	2,488	(3%)
Gold produced (000s/oz)	220	190	16%
Gold sold (000s/oz)	185	184	1%
Segment revenue ($ millions)	$ 232	$ 219	6%
Cost of sales ($ millions)	151	169	(11%)
Segment income ($ millions)	75	40	88%
Segment EBITDA ($ millions)[1]	110	76	45%
Capital expenditures ($ millions)	46	34	35%
Minesite sustaining	46	34	35%
Project	-	-	-
Cost of sales (per oz)	816	914	(11%)
Cash costs (per oz)[2]	577	693	(17%)
All-in sustaining costs (per oz)[2]	934	959	(3%)
All-in costs (per oz)[2]	$ 937	$ 960	(2%)

[1]	Includes processing of tailings retreatment.
[2]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

Financial Results

Acacia’s segment income for the first quarter of 2017 was 88% higher than the same prior year period primarily due to a higher gold price combined with lower cost of sales.

In the first quarter of 2017, gold production was 16% higher than the same prior year period primarily due to an increase in production at Buzwagi as a result of higher grade ore from the main ore zone at the bottom of the open pit and North Mara due to higher grade ore from the underground Gokona mine combined with slightly higher recovery rates. The increase was partially offset by lower production at Bulyanhulu as a result of lower underground tonnes mined and processed combined with lower grade ore, as anticipated.

Cost of sales per ounce4 in the first quarter of 2017 was 11% lower than the same prior year period primarily reflecting the impact of the build-up in finished goods inventory due to the delays in concentrate sales combined with higher capitalized operating costs at North Mara relating to capitalized stripping and Bulyanhulu due to underground development. The decrease was partially offset by higher contractor costs at Bulyanhulu due to geology and maintenance costs. All-in sustaining costs1 were 3% lower than the same prior year period due to lower cost of sales per ounce4 partly offset by an increase in minesite sustaining capital expenditures and higher stock-based payment expense.

In the first quarter of 2017, capital expenditures increased by 35% compared to the same prior year period primarily due to an increase in capitalized stripping costs at North Mara primarily related to higher waste stripping at Nyabirama Stage 4 combined with an increase in minesite sustaining capital expenditures primarily relating to capitalized development, equipment and infrastructure expenditures.

On 3 March 2017, the Ministry of Energy and Minerals of the Tanzanian Government announced a general ban on the export of metallic mineral concentrate following a directive made by the President of the United Republic of Tanzania in order to promote the creation of a domestic smelting industry. Following the directive Acacia ceased all exports of gold/copper concentrate (“concentrate”) including the 277 containers that had been approved for export prior to the ban which are located in Dar es Salaam at both the port and a staging warehouse.

BARRICK FIRST QUARTER 2017	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

The prevention of exports impacts Bulyanhulu and Buzwagi which produce gold both in doré and in concentrate form due to the mineralogy of the ore. North Mara is unaffected as 100% of its production is comprised of doré. Concentrate accounts for approximately 45% of Bulyanhulu’s revenues and 55% of Buzwagi’s revenues and accounted for approximately 30% of revenues at the Acacia group level in 2016. Acacia has been exporting concentrate from Bulyanhulu since 2001 and from Buzwagi since 2010 with all associated gold, copper and silver revenue declared. While the proportion of gold in the concentrate is less than 0.02%, it represents approximately 90% of the value of the concentrate, with copper representing approximately 10% of the value and silver less than 1%. Bulyanhulu and Buzwagi are permitted under Tanzanian law to sell their concentrate products to overseas customers and to export the concentrate in containers, and have been in full compliance with these laws and their export permits.

Since the issuance of the directive Acacia has engaged extensively with key government officials in order to come to a resolution that allows for exports to resume. As a long term investor in Tanzania, Acacia is fully committed to supporting local business and the government’s goal on economic growth, wealth creation and increased tax collection. To this end, Acacia has offered to support the government in a new study by third party experts to assess the economic potential of building a smelter in Tanzania capable of processing its concentrate as well as looking for a solution that addresses related issues.

In early April, a Presidential Committee was formed, made up of academics and industry professionals, to investigate the contents of the concentrate containers in various locations in Tanzania. This team is due to report back to the President before the end of the April and has visited both Bulyanhulu and Buzwagi as part of the process. Subsequent to quarter end, the President has formed a second committee to consider economic and regulatory issues relating to the export of metallic mineral concentrates from Tanzania.

Acacia has continued to operate at Bulyanhulu and Buzwagi as normal and continue to stockpile concentrate at each of the sites. Acacia has done this while taking a range of actions to help manage the significant financial impact of the deferral of sales, whilst ensuring it continues to safely operate the mines. Acacia will re-assess the ongoing operation of Bulyanhulu and Buzwagi over the coming weeks due to the importance of concentrate as revenue for the two mines.

The impact of the ban during the quarter has meant that Acacia has approximately 30,000 ounces of gold in concentrate on hand, which was produced but not yet sold. This has negatively impacted Acacia’s cashflow by approximately US$33 million for the quarter. In addition, Acacia received approximately US$22 million in advanced payments for concentrate produced in January and February which is currently held up in the Dar es Salaam port and was awaiting export prior to the ban being announced. Acacia’s all-in sustaining costs1 were impacted on a unit cost basis, and had Acacia sold all of the ounces produced, all-in sustaining costs1 for the quarter would have been approximately $852 per ounce.

Outlook

Our Acacia outlook assumes that there is no change to annual output as a result of the export ban on concentrates currently impacting Acacia’s operations. Therefore, we continue to expect Acacia’s 2017 gold production to be in the range of 545 to 575 thousand ounces (Barrick’s share) and cost of sales per ounce4 to be in the range of $860 to $910 per ounce. We continue to expect cash costs1 to be in the range of $580 to $620 per ounce and all-in sustaining costs1 to be in the range of $880 to $920 per ounce assuming that the ban has no impact on 2017 gold sales. Acacia management have stated that they will re-assess the ongoing operation of Bulyanhulu and Buzwagi over the coming weeks due to the importance of concentrate as revenue for the two mines.

BARRICK FIRST QUARTER 2017	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pascua-Lama, Argentina/Chile

The Pascua-Lama project, located on the border between Chile and Argentina, is one of the world’s largest undeveloped gold and silver deposits, with the potential to generate significant free cash flow over a long mine life. In the third quarter of 2016, we announced the appointment of George Bee as Senior Vice President for Lama and Frontera District Development. Mr. Bee and his team have initiated a prefeasibility study for an underground mine starting at Lama and continuing into the rest of the Pascua-Lama deposit in a phased approach, reducing execution risks and upfront capital requirements. Concurrently, the team in Chile remains focused on optimizing the Chilean components of the project, while addressing outstanding legal, regulatory, and permitting matters.

Our Investment Committee will continue to scrutinize the project as it advances, applying a high degree of consistency and rigor – as we do for all capital allocation decisions at the company – before further review by the Executive Committee and the Board at each stage of advancement.

SMA Regulatory Sanctions

On June 8, 2016, Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) consolidated the two administrative proceedings against Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending and could result in additional sanctions including new administrative fines and/or the revocation of the Project’s environmental permit. Refer to note 17 to the Financial Statements for more information regarding this matter.

Constitutional Protection Action

On August 12, 2016, the court ruled in favor of CMN and the Chilean mining authority (Sernageomin), rejecting the plaintiffs’ challenges to the Temporary and Partial Closure Plan for the Pascua-Lama project. On August 19, 2016, the plaintiffs appealed the court’s decision to the Chilean Supreme Court. On March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, and ordering Sernageomin to issue a new resolution on the Temporary Closure Plan after receiving such information. A new resolution from Sernageomin could reject the Temporary Closure Plan or reapprove the Temporary Closure Plan as originally issued, or impose additional closure-related obligations on CMN. CMN continues to work with Sernageomin in support of the Temporary Closure Plan. Refer to note 17 to the Financial Statements for more information regarding this matter.

Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Committee’s decision brought by CMN and the water users and indigenous residents. A hearing has been scheduled for May 30, 2017. A decision of the Environmental Court is pending. Refer to note 17 to the Financial Statements for more information regarding this matter.

Water Treatment Plant

The water treatment plant on the Chilean side of the Pascua-Lama project was damaged during the second quarter of 2016 as a result of heavy snowfall. The water treatment plant consists of two main components, the high density sludge unit followed by the reverse osmosis unit. The damage to the reverse osmosis plant is still under repair. On August 10, operation of the high density sludge unit and discharges were reestablished. Exceptional snowfall during the winter and an early melt has increased inflows to the plant to an extent that it is difficult to keep discharges within permit limits. CMN has reviewed its contingency plan with Chilean regulatory authorities.

BARRICK FIRST QUARTER 2017	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at March 31, 2017
	2017	2018	2019	2020	2021	2022 and thereafter	Total
Debt[1]
Repayment of principal	$ 42	$ 83	$ 360	$ 291	$ 665	$ 6,264	$ 7,705
Capital leases	28	31	16	9	6	14	104
Interest	397	424	410	390	368	5,406	7,395
Provisions for environmental rehabilitation[2]	75	72	67	103	95	1,847	2,259
Operating leases	18	17	11	10	8	8	72
Restricted share units	30	26	8	7	-	-	71
Pension benefits and other post-retirement benefits	15	20	20	20	20	408	503
Derivative liabilities[3]	44	31	3	-	-	-	78
Purchase obligations for supplies and consumables[4]	518	236	172	122	84	3	1,135
Capital commitments[5]	62	5	4	4	4	23	102
Social development costs[6]	12	3	4	2	1	188	210
Total	$ 1,241	$ 948	$ 1,075	$ 958	$ 1,251	$ 14,161	$ 19,634

[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60% of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2017. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 25C to the 2016 Annual Report. Payments related to derivative contracts may be subject to change given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]

Social Development Costs – Includes Pascua-Lama’s commitment of $147 million related to the potential funding of a power transmission line in Argentina, the majority of which is not expected to be paid prior to 2022.

BARRICK FIRST QUARTER 2017	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2017	2016				2015
($ millions, except where indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$1,993	$ 2,319	$ 2,297	$ 2,012	$ 1,930	$ 2,238	$ 2,315	$ 2,231
Realized price per ounce - gold[2]	1,220	1,217	1,333	1,259	1,181	1,105	1,125	1,190
Realized price per pound - copper[2]	2.76	2.62	2.18	2.14	2.18	2.16	2.18	2.66
Cost of sales	1,342	1,454	1,291	1,336	1,324	1,768	1,742	1,689
Net earnings (loss)	679	425	175	138	(83)	(2,622)	(264)	(9)
Per share (dollars)[3]	0.58	0.36	0.15	0.12	(0.07)	(2.25)	(0.23)	(0.01)
Adjusted net earnings2	162	255	278	158	127	91	131	60
Per share (dollars)[2,3]	0.14	0.22	0.24	0.14	0.11	0.08	0.11	0.05
Operating cash flow[4]	495	711	951	527	451	698	1,255	525
Cash capital expenditures	334	326	277	253	270	311	389	499
Free cash flow[2,4]	$161	$ 385	$ 674	$ 274	$ 181	$ 387	$ 866	$ 26

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]	Q3 2015 includes $610 million of proceeds from the gold and silver streaming transaction with Royal Gold, Inc.

Our recent financial results reflect our emphasis on cost control and growing operating cash flow and free cash flow. While gold prices have fluctuated around $1,200 per ounce, we have been able to record positive free cash flow1 in eight consecutive quarters. In the first quarter of 2017, we recorded a net asset impairment reversal of $522 million (net of tax effects and non-controlling interest) primarily relating to impairment reversals at the Cerro Casale project. In the fourth quarter of 2016, we recorded a net asset impairment reversal of $146 million (net of tax effects and non-controlling interests) primarily relating to impairment reversals at Veladero and Lagunas Norte. In the fourth quarter of 2015, we recorded asset and goodwill impairments of $2.6 billion (net of tax effects and non-controlling interests), primarily related to our Pueblo Viejo and Goldstrike mines and Pascua-Lama project. In the third quarter of 2015, we recorded a goodwill impairment charge of $476 million relating to our Zaldívar mine upon reclassification of the mine’s net assets as held-for-sale as the agreed selling price is lower than previously recognized carrying values.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2016 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

BARRICK FIRST QUARTER 2017	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial

Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2017	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended March 31
	2017	2016
Net earnings (loss) attributable to equity holders of the Company	$ 679	$ (83)
Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[1]	(1,125)	1
Acquisition/disposition (gains)/losses	3	8
Foreign currency translation (gains)/losses	3	139
Significant tax adjustments	(3)	51
Other expense adjustments	6	68
Unrealized gains on non-hedge derivative instruments	3	(6)
Tax effect and non-controlling interest[2]	596	(51)
Adjusted net earnings	$ 162	$ 127
Net earnings (loss) per share[3]	0.58	(0.07)
Adjusted net earnings per share[3]	0.14	0.11
[1]

Net impairment reversals for the current year primarily relate to impairment reversals at the Cerro Casale project upon reclassification of the project’s net assets as held-for-sale as at March 31, 2017.

[2]	Tax effect and non-controlling interest primarily relates to the impairment reversals at the Cerro Casale project discussed above.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that excludes capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended March 31
	2017	2016
Net cash provided by operating activities	$ 495	$ 451
Capital expenditures	(334)	(270)
Free cash flow	$ 161	$ 181

BARRICK FIRST QUARTER 2017	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general & administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs start with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and All-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and Management uses this to better evaluate the costs of copper production. We believe this change will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

Starting with the second quarter 2016 MD&A, we have adjusted the amount included as “project exploration and evaluation costs and project costs” as part of our “all-in costs” measure to include all exploration and evaluation costs related to our advanced mining and business improvement projects and corporate development activities, where previously it did not. The impact of this adjustment for the three months ended March 31, 2017, was $26/oz (2016: $16/oz). We believe this change will assist analysts, investors and other stakeholders of Barrick in understanding all of the expenditures related to growing our business.

BARRICK FIRST QUARTER 2017	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended March 31
	Footnote	2017	2016
Cost of sales related to gold production		$ 1,238	$ 1,202
Depreciation		(385)	(368)
By-product credits	1	(41)	(38)
Realized (gains)/losses on hedge and non-hedge derivatives	2	-	31
Non-recurring items	3	-	(10)
Other	4	(20)	(10)
Non-controlling interests (Pueblo Viejo and Acacia)	5	(81)	(85)
Cash costs		$ 711	$ 722
General & administrative costs		72	58
Minesite exploration and evaluation costs	6	7	8
Minesite sustaining capital expenditures	7	262	175
Rehabilitation - accretion and amortization (operating sites)	8	17	17
Non-controlling interest, copper operations and other	9	(61)	(56)
All-in sustaining costs		$ 1,008	$ 924
Project exploration and evaluation and project costs	6	68	47
Community relations costs not related to current operations		1	2
Project capital expenditures	7	56	40
Rehabilitation - accretion and amortization (non-operating sites)	8	3	2
Non-controlling interest and copper operations	9	(7)	(17)
All-in costs		$ 1,129	$ 998
Ounces sold - equity basis (000s ounces)	10	1,305	1,306
Cost of sales per ounce	11,12	$833	$ 810
Cash costs per ounce	12	$ 545	$ 553
Cash costs per ounce (on a co-product basis)	12,13	$ 568	$ 577
All-in sustaining costs per ounce	12	$ 772	$ 706
All-in sustaining costs per ounce (on a co-product basis)	12,13	$ 795	$ 730
All-in costs per ounce	12	$ 865	$ 764
All-in costs per ounce (on a co-product basis)	12,13	$ 888	$ 788

1	By-product credits

Revenues include the sale of by-products for our gold and copper mines for the three months ended March 31, 2017 of $41 million (2016: $28 million) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended March 31, 2017 of $nil (2016: $10 million) up until its disposition on August 18, 2016.

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $6 million for the three months ended March 31, 2017 (2016: $24 million), and realized non-hedge gains of $6 million for the three months ended March 31, 2017 (2016: $7 million losses). Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items in the first quarter of 2016 consist of $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the cyanide incident that occurred in 2015. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments for the three months ended March 31, 2017 include adding the net margins related to power sales at Pueblo Viejo of $nil (2016: $2 million), adding the cost of treatment and refining charges of $1 million (2016: $4 million) and the removal of cash costs and by-product credits associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $21 million (2016: $14 million).

5	Non-controlling interests (Pueblo Viejo and Acacia)

Non-controlling interests include non-controlling interests related to gold production of $116 million for the three months ended March 31, 2017 (2016: $126 million). Refer to Note 5 of the Financial Statements for further information.

BARRICK FIRST QUARTER 2017	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 25 of this MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines, Lagunas Norte Refractory Ore Project and Goldrush. Refer to page 24 of this MD&A.

8	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

9	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. Figures remove the impact of Pierina. The impact is summarized as the following:

($ millions)	For the three months ended March 31
Non-controlling interest, copper operations and other	2017	2016
General & administrative costs	($ 9)	($ 10)
Minesite exploration and evaluation costs	(1)	(2)
Rehabilitation - accretion and amortization (operating sites)	(3)	(2)
Minesite sustaining capital expenditures	(48)	(42)
All-in sustaining costs total	($ 61)	($ 56)
Project exploration and evaluation and project costs	(6)	(4)
Project capital expenditures	(1)	(13)
All-in costs total	($ 7)	($ 17)

10	Ounces sold - equity basis

Figures remove the impact of Pierina as the mine is currently going through closure.

11	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $34 million for the three months ended March 31, 2017 (2016: $19 million), as the mine is currently going through closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

12	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

13	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended March 31
	2017	2016
By-product credits	$ 41	$ 38
Non-controlling interest	(8)	(13)
By-product credits (net of non-controlling interest)	$ 33	$ 25

BARRICK FIRST QUARTER 2017	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)				For the three months ended March 31, 2017
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 487	$ 160	$ 53	$ 140	$ 37	$ 151
Depreciation		(207)	(40)	(16)	(38)	(7)	(35)
By-product credits	1	(1)	(16)	(4)	(6)	-	(8)
Non-recurring items	2	-	-	-	-	-	-
Other	3	-	-	-	-	-	-
Non-controlling interests		-	(42)	-	-	-	(39)
Cash costs		$ 279	$ 62	$ 33	$ 96	$ 30	$ 69
General & administrative costs		-	-	-	-	-	17
Minesite exploration and evaluation costs	4	3	-	1	-	-	-
Minesite sustaining capital expenditures	5	81	21	4	50	9	46
Rehabilitation - accretion and amortization (operating sites)	6	6	4	1	1	-	2
Non-controlling interests		(1)	(10)	-	-	-	(23)
All-in sustaining costs		$ 368	$ 77	$ 39	$ 147	$ 39	$ 111
Project exploration and evaluation and project costs	4	2	-	-	-	-	-
Project capital expenditures	5	49	-	1	-	-	-
Non-controlling interests		-	-	-	-	-	-
All-in costs		$ 419	$ 77	$ 40	$ 147	$ 39	$ 111
Ounces sold - equity basis (000s ounces)		531	143	91	165	54	118
Cost of sales per ounce	7,8	$916	$694	$573	$846	$680	$816
Cash costs per ounce	8	$ 525	$ 437	$ 356	$ 580	$ 553	$ 577
Cash costs per ounce (on a co-product basis)	8,9	$ 527	$ 514	$ 399	$ 618	$ 553	$ 614
All-in sustaining costs per ounce	8	$ 694	$ 541	$ 428	$ 890	$ 714	$ 934
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 696	$ 618	$ 471	$ 928	$ 714	$ 971
All-in costs per ounce	8	$ 790	$ 541	$ 437	$ 890	$ 714	$ 937
All-in costs per ounce (on a co-product basis)	8,9	$ 792	$ 618	$ 480	$ 928	$ 714	$ 974

BARRICK FIRST QUARTER 2017	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)	For the three months ended March 31, 2016
	Footnote	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
Cost of sales related to gold production		$ 464	$ 167	$ 68	$ 105	$ 35	$ 169
Depreciation		(198)	(43)	(28)	(25)	(6)	(36)
By-product credits	1	-	(18)	(5)	(6)	-	(9)
Non-recurring items	2	-	-	-	(10)	-	-
Other	3	-	3	-	-	-	2
Non-controlling interests		-	(40)	-	-	-	(45)
Cash costs		$ 266	$ 69	$ 35	$ 64	$ 29	$ 81
General & administrative costs		-	-	-	-	-	9
Minesite exploration and evaluation costs	4	-	-	-	-	-	1
Minesite sustaining capital expenditures	5	35	22	19	19	6	34
Rehabilitation - accretion and amortization (operating sites)	6	4	2	2	1	-	1
Non-controlling interests		-	(9)	-	-	-	(13)
All-in sustaining costs		$ 305	$ 84	$ 56	$ 84	$ 35	$ 113
Project exploration and evaluation and project costs	6	$ 2	-	-	-	-	-
Project capital expenditures	5	38	-	-	-	-	-
Non-controlling interests		(13)	-	-	-	-	-
All-in costs		$ 332	$ 84	$ 56	$ 84	$ 35	$ 113
Ounces sold - equity basis (000s ounces)		524	169	101	124	48	118
Cost of sales per ounce	7,8	$885	$606	$666	$842	$715	$914
Cash costs per ounce	8	$ 508	$ 411	$ 341	$ 513	$ 600	$ 693
Cash costs per ounce (on a co-product basis)	8,9	$ 508	$ 478	$ 392	$ 560	$ 600	$ 729
All-in sustaining costs per ounce	8	$ 582	$ 496	$ 551	$ 675	$ 728	$ 959
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 582	$ 563	$ 602	$ 722	$ 728	$ 995
All-in costs per ounce	8	$ 633	$ 496	$ 551	$ 675	$ 728	$ 960
All-in costs per ounce (on a co-product basis)	8,9	$ 633	$ 563	$ 602	$ 722	$ 728	$ 996

1	By-product credits

Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended March 31, 2017, of $nil (2016: $10 million).

2	Non-recurring items

Non-recurring items in the first quarter of 2016 consist of $10 million in abnormal costs at Veladero relating to the administrative fine in connection with the cyanide incident that occurred in 2015. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

3	Other

Other adjustments for the three months ended March 31, 2017 include adding the net margins related to power sales at Pueblo Viejo of $nil (2016: $3 million) and adding the cost of treatment and refining charges of $nil (2016: $2 million).

4	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 25 of this MD&A.

5	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Cortez Crossroads, underground development at Cortez Hills Lower Zone and the range front declines, Lagunas Norte Refractory Ore Project and Goldrush. Refer to page 24 of this MD&A.

BARRICK FIRST QUARTER 2017	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

6	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

7	Cost of sales per ounce

Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces.

8	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended March 31, 2017
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$ 1	$ 16	$ 4	$ 6	$-	$ 8
Non-controlling interest	-	(5)	-	-	-	(3)
By-product credits (net of non-controlling interest)	$ 1	$ 11	$ 4	$ 6	$-	$ 5

For the three months ended March 31, 2016
	Barrick Nevada	Pueblo Viejo	Lagunas Norte	Veladero	Turquoise Ridge	Acacia
By-product credits	$-	$ 18	$ 5	$ 6	$-	$ 9
Non-controlling interest	-	(9)	-	-	-	(3)
By-product credits (net of non-controlling interest)	$-	$ 9	$ 5	$ 6	$-	$ 6

BARRICK FIRST QUARTER 2017	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended March 31

	2017	2016

Cost of sales	$ 82	$ 89

Depreciation/amortization[1]	(14)	(11)

Treatment and refinement charges	32	46

Cash cost of sales applicable to equity method investments[2]	61	41

Less: royalties	(7)	(14)

C1 cash cost of sales	$ 154	$ 151

General & administrative costs	3	7

Rehabilitation - accretion and amortization	2	1

Royalties	7	14

Minesite sustaining capital expenditures	37	30

All-in sustaining costs	$ 203	$ 203

Pounds sold - consolidated basis (millions pounds)	93	103

Cost of sales per pound[3,4]	$1.73	$ 1.34

C1 cash cost per pound[3]	$1.65	$ 1.47

All-in sustaining costs per pound[3]	$2.19	$1.97

[1]	For the three months ended March 31, 2017, depreciation excludes $18 million (2016: $8 million) of depreciation applicable to equity method investments.
[2]

For the three months ended March 31, 2017, figures include $46 million (2016: $41 million) of cash costs related to our 50% share of Zaldívar and $15 million (2016: $nil) of cash costs related to our 50% share of Jabal Sayid due to their accounting as equity method investments.

[3]	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
[4]

Cost of sales related to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

●	Income tax expense;
●	Finance costs;
●	Finance income; and
●	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow, and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

BARRICK FIRST QUARTER 2017	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

  Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended March 31

	2017	2016

Net earnings (loss)	$ 889	$ (72)

Income tax expense	592	186

Finance costs, net[1]	134	197

Depreciation	414	385

EBITDA	$ 2,029	$ 696

Impairment charges	(1,125)	1

Adjusted EBITDA	$ 904	$ 697

[1]	Finance costs exclude accretion.

  Reconciliation of Segment Income to Segment EBITDA

($ millions)			For the three months ended March 31, 2017

	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

Segment Income	$ 148	$ 87	$ 59	$ 70	$ 30	$ 75

Depreciation	207	26	16	38	7	35

Segment EBITDA	$ 355	$ 113	$ 75	$ 108	$ 37	$ 110

For the three months ended March 31, 2016

	Barrick Nevada	Pueblo Viejo (60%)	Lagunas Norte	Veladero	Turquoise Ridge	Acacia

Segment Income	$ 147	$ 106	$ 55	$ 47	$ 20	$ 40

Depreciation	198	27	28	25	6	36

Segment EBITDA	$ 345	$ 133	$ 83	$ 72	$ 26	$ 76

BARRICK FIRST QUARTER 2017	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

●	Unrealized gains and losses on non-hedge derivative contracts;
●	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
●	Sales attributable to ore purchase arrangements;
●	Treatment and refining charges; and
●	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

  Reconciliation of Sales to Realized Price per ounce/pound

			For the three months ended March 31

($ millions, except per ounce/pound information in dollars)	Gold		Copper

	2017	2016	2017	2016

Sales	$ 1,827	$ 1,768	$ 125	$ 124

Sales applicable to non-controlling interests	(198)	(211)	-	-

Sales applicable to equity method investments[1]	-	-	99	55

Realized non-hedge gold/copper derivative (losses) gains	-	-	-	-

Sales applicable to Pierina[2]	(38)	(22)	-	-

Treatment and refinement charges	1	4	32	46

Export duties	-	2	-	-

Revenues – as adjusted	$ 1,592	$ 1,541	$ 256	$ 225

Ounces/pounds sold (000s ounces/millions pounds)[2]	1,305	1,306	93	103

Realized gold/copper price per ounce/pound[3]	$ 1,220	$ 1,181	$ 2.76	$ 2.18

[1]

Represents sales of $77 million for the three months ended March 31, 2017 (2016: $55 million) applicable to our 50% equity method investment in Zaldívar and $22 million (2016: $nil) applicable to our 50% equity method investment in Jabal Sayid.

[2]	Figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
[3]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2017	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

ENDNOTES

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 43 to 53 of this MD&A.

[2]	Amount excludes capital leases and includes project financing payments at Pueblo Viejo (60% basis) and Acacia (100% basis).

[3]	Includes $598 million of cash primarily held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

[4]

Cost of sales related to gold per ounce is calculated using cost of sales related to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo and 36.1% Acacia from cost of sales), divided by attributable gold ounces. Cost of sales related to copper per pound is calculated using cost of sales related to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK FIRST QUARTER 2017	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

 Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,
	2017	2016

Revenue (notes 5 and 6)	$1,993	$1,930
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,342	1,324
General and administrative expenses	72	58
Exploration, evaluation and project expenses	75	55
Impairment (reversals) charges (note 9B and 13)	(1,125)	1
Loss on currency translation (note 9C)	3	139
Closed mine rehabilitation	8	23
Income from equity investees (note 12)	(11)	(5)
Gain on non-hedge derivatives	(4)	(4)
Other expense (income) (note 9A)	2	14
Income before finance costs and income taxes	$1,631	$325
Finance costs, net	(150)	(211)
Income before income taxes	$1,481	$114
Income tax expense (note 10)	(592)	(186)
Net income (loss)	$889	$(72)
Attributable to:
Equity holders of Barrick Gold Corporation	$679	$(83)
Non-controlling interests	$210	$11
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 8)
Net income (loss)
Basic	$0.58	$(0.07)
Diluted	$0.58	$(0.07)

 The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2017	55	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,
	2017	2016
Net income (loss)	$889	$(72)
Other comprehensive income (loss), net of taxes

Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil and $nil	1	1

Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil and $1	(12)	(10)
Realized losses on derivatives designated as cash flow hedges, net of tax $nil and ($2)	1	18
Currency translation adjustments, net of tax $nil and $nil	11	91
Total other comprehensive income	1	100
Total comprehensive income	$890	$28
Attributable to:
Equity holders of Barrick Gold Corporation	$680	$17
Non-controlling interests	$210	$11

 The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2017	56	FINANCIAL STATEMENTS (UNAUDITED)

 Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,
	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$889	$(72)
Adjustments for the following items:
Depreciation	414	385
Finance costs	153	215
Impairment (reversals) charges (note 13)	(1,125)	1
Income tax expense (note 10)	592	186
Net currency translation losses	3	139
Loss on sale of non-current assets/investments	3	9
Change in working capital (note 11)	(196)	(161)
Other operating activities (note 11)	(84)	(66)
Operating cash flows before interest and income taxes	649	636
Interest paid	(35)	(67)
Income taxes paid	(119)	(118)
Net cash provided by operating activities	495	451
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(334)	(270)
Sales proceeds	7	4
Divestitures (note 4)	-	610
Funding of equity method investments	(4)	(3)
Net cash (used in) provided by investing activities	(331)	341
FINANCING ACTIVITIES
Debt
Proceeds	-	3
Repayments	(180)	(853)
Dividends	(31)	(22)
Funding from non-controlling interests	-	13
Disbursements to non-controlling interests	(67)	(31)
Debt extinguishment costs	-	(37)
Net cash used in financing activities	(278)	(927)
Effect of exchange rate changes on cash and equivalents	2	3
Net decrease in cash and equivalents	(112)	(132)
Cash and equivalents at the beginning of period	2,389	2,455
Cash and equivalents at the end of period	$2,277	$2,323

 The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2017	57	FINANCIAL STATEMENTS (UNAUDITED)

 Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at March 31,	As at December 31,
	2017	2016
ASSETS
Current assets
Cash and equivalents (note 14A)	$2,277	$2,389
Accounts receivable	231	249
Inventories	1,649	1,930
Other current assets	336	306
Total current assets (excluding assets classified as held for sale)	$4,493	$4,874
Assets classified as held for sale (note 4A)	3,325	-
Total current assets	$7,818	$4,874

Non-current assets
Equity in investees (note 12)	1,200	1,185
Property, plant and equipment	12,539	14,103
Goodwill	1,176	1,371
Intangible assets	197	272
Deferred income tax assets	1,042	977
Non-current portion of inventory	1,495	1,536
Other assets	944	946
Total assets	$26,411	$25,264
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,022	$1,084
Debt (note 14B)	120	143
Current income tax liabilities	242	283
Other current liabilities	280	309
Total current liabilities (excluding liabilities classified as held for sale)	$1,664	$1,819
Liabilities classified as held for sale (note 4A)	964	-
Total current liabilities	$2,628	$1,819

Non-current liabilities
Debt (note 14B)	7,633	7,788
Provisions	2,376	2,363
Deferred income tax liabilities	1,224	1,520
Other liabilities	1,468	1,461
Total liabilities	$15,329	$14,951
Equity
Capital stock (note 16)	$20,881	$20,877
Deficit	(12,430)	(13,074)
Accumulated other comprehensive loss	(188)	(189)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	$8,584	$7,935
Non-controlling interests	2,498	2,378
Total equity	$11,082	$10,313
Contingencies and commitments (notes 5 and 17)
Total liabilities and equity	$26,411	$25,264

 The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2017	58	FINANCIAL STATEMENTS (UNAUDITED)

 Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2017	1,165,574	$20,877	$(13,074)	$ (189)	$321	$7,935	$2,378	$10,313
Net income	-	-	679	-	-	679	210	889
Total other comprehensive income	-	-	-	1	-	1	-	1
Total comprehensive income	-	-	679	1	-	680	210	890
Transactions with owners
Dividends	-	-	(31)	-	-	(31)	-	(31)
Other decrease in non-controlling interest	-	-	-	-	-	-	(90)	(90)
Dividend reinvestment plan (note 16)	201	4	(4)	-	-	-	-	-
Total transactions with owners	201	4	(35)	-	-	(31)	(90)	(121)
At March 31, 2017	1,165,775	$20,881	$(12,430)	$ (188)	$321	$8,584	$2,498	$11,082

At January 1, 2016	1,165,081	$20,869	$(13,642)	$ (370)	$321	$7,178	$2,277	$9,455
Net income (loss)	-	-	(83)	-	-	(83)	11	(72)
Total other comprehensive income	-	-	-	100	-	100	-	100
Total comprehensive income (loss)	-	-	(83)	100	-	17	11	28
Transactions with owners
Dividends	-	-	(22)	-	-	(22)	-	(22)
Funding from non-controlling interests	-	-	-	-	-	-	13	13
Other decrease in non-controlling interests	-	-	-	-	-	-	(31)	(31)
Dividend reinvestment plan	134	2	(2)	-	-	-	-	-
Total transactions with owners	134	2	(24)	-	-	(22)	(18)	(40)
At March 31, 2016	1,165,215	$20,871	$(13,749)	$ (270)	$321	$7,173	$2,270	$9,443

1 Includes cumulative translation losses at March 31, 2017: $71 million (March 31, 2016: $87 million).

2 Includes additional paid-in capital as at March 31, 2017: $283 million (December 31, 2016: $283 million; March 31, 2016: $283 million) and convertible borrowings - equity component as at March 31, 2017: $38 million (December 31, 2016: $38 million; March 31, 2016: $38 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2017	59	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation.    Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Argentina and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in KCGM, a gold mine located in Australia and hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on April 24, 2017.

B)	New Accounting Standards Issued But Not Yet Effective

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We will not be early adopting IFRS 15. We are currently assessing the impact on our consolidated financial statements. We have identified two potential areas of impact:

●	Bullion (gold and silver) sales – we do not anticipate these sales to be significantly affected by IFRS 15
●	Concentrate (gold and copper) and cathode (copper) sales – we do not anticipate these sales or the associated provisional pricing adjustments to be significantly affected by IFRS 15

We will continue to assess and implement the new revenue recognition policy and any related impact on our internal controls throughout 2017.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. In 2017, we plan to develop a full implementation plan and will provide updates to our assessment in our quarterly interim financial statements.

BARRICK FIRST QUARTER 2017	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed Annual Consolidated Financial Statements for the year ended December 31, 2016. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2016 Annual Consolidated Financial Statements.

A)    Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded an increase of $55 million (2016: $153 million increase) to the PER at our minesites for the three months ended March 31 2017, primarily due to a decrease in the discount rate.

B)    Pascua-Lama

The Pascua-Lama project received $437 million as at March 31, 2017 ($429 million as at December 31, 2016) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $252 million (December 31, 2016: $236 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on June 30, 2018. On January 25, 2017, Barrick applied for an extension of the 2018 deadline, which was granted on April 11, 2017. The new deadline is December 31, 2026 and as a result, no amounts have been recorded for any potential liability related to VAT refunds in Chile. We have recorded $264 million in VAT recoverable in Argentina as of March 31, 2017 ($255 million, December 31, 2016) relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentinean pesos.

C)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 17 for further details on contingencies.

4 > ACQUISITIONS AND DIVESTITURES

For the three months ended
		March 31
	2017	2016
Gross cash proceeds on divesture
Bald Mountain	$ -	$ 445
Round Mountain	-	165
	$ -	$ 610

A)    Assets Held-for-Sale

Veladero		Cerro Casale
As at March 31		As at March 31
	2017	2017
Assets
Current Assets
Accounts receivable	$ 2	$ -
Inventories	323	-
Other current assets	9	-
Total current assets	$ 334	$ -
Non-current assets
Property, plant and equipment	1,066	1,564
Goodwill and intangibles	195	75
Non-current portion of inventory	49	-
Other	-	42
Total assets	$ 1,644	$ 1,681

Liabilities
Current liabilities	$ 87	$ 3
Non-current liabilities
Provisions and other	62	-
Deferred income tax liabilities	344	468
Total liabilities	$ 493	$ 471

Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (“Shandong”) where Shandong will acquire 50 percent of Barrick’s Veladero mine in Argentina for $960 million. The transaction is expected to close at the end of the second quarter of 2017, and is subject to regulatory and other approvals, including Shandong Gold Mining Co., Ltd shareholder approval, and other customary closing conditions. As at March 31, 2017, all of the assets and liabilities of Veladero are classified as held for sale as the transaction will result in a transition from control to joint control for Barrick. We expect to account for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and

BARRICK FIRST QUARTER 2017	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

expenses of Veladero. We expect to recognize a gain upon closing of the transaction.

Sale of 25% of Cerro Casale

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. Under the terms of the agreement, Goldcorp has agreed to purchase a 25 percent interest in Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in Cerro Casale, will result in Barrick and Goldcorp each holding a 50 percent interest in the joint operation.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick’s first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount, 50 percent of any shortfall will be paid directly to Barrick in cash.

In addition, Goldcorp will also fund Cerro Casale’s acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca.

Goldcorp has entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. Following closing of this acquisition, Goldcorp will contribute the Caspiche Project into the Cerro Casale Joint Venture. Fifty percent of the acquisition costs incurred by Goldcorp will be deducted from the $260 million expenditure commitment described above.

The transaction is expected to close in the second quarter of 2017 and is subject to customary closing conditions. As at March 31, 2017, all of the assets and liabilities of Cerro Casale are classified as held for sale as the transaction will result in a loss of control. The sales price implies a fair value of $1.2 billion for 100% of Cerro Casale and we have recorded a reversal of impairment of $1.12 billion. Refer to note 13 for further details of the impairment reversal. We expect to account for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. No gain or loss is anticipated on the formation of the joint operation as a result of the reversal of impairment recorded in the current period. The company expects to recognize a gain of approximately $190 million due to the deconsolidation of the non-controlling interest in Cerro Casale when the transaction closes.

B)	Disposition of Bald Mountain and Round Mountain Mines

On January 11, 2016, we closed the sale of our Bald Mountain mine and 50% interest in the Round Mountain mine. We received net cash consideration of $610 million, upon closing, which was subsequently reduced by $22 million of working capital adjustments in the second quarter 2016. The transactions resulted in a loss of $17 million.

BARRICK FIRST QUARTER 2017	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

In the first quarter of 2017, we combined the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. Barrick’s business is now organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Our updated presentation of our reportable operating segments will now be four individual gold mines, Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information
		Cost of Sales
For the three months ended March 31, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$ 646	$ 280	$ 207	$ 4	$ 7	$ 148
Pueblo Viejo[2]	307	120	40	-	-	147
Lagunas Norte	115	37	16	1	2	59
Veladero	210	102	38	-	-	70
Turquoise Ridge	67	30	7	-	-	30
Acacia[2]	232	116	35	-	6	75
Pascua-Lama	-	-	2	22	(5)	(19)
Other Mines[3]	416	236	56	3	7	114
	$ 1,993	$ 921	$ 401	$ 30	$ 17	$ 624

Consolidated Statement of Income Information
		Cost of Sales
For the three months ended March 31, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$ 616	$ 266	$ 198	$ 1	$ 4	$ 147
Pueblo Viejo[2]	351	124	43	-	1	183
Lagunas Norte	124	40	28	-	1	55
Veladero	152	80	25	-	-	47
Turquoise Ridge	56	29	6	-	1	20
Acacia[2]	219	133	36	6	4	40
Pascua-Lama	-	-	2	14	(5)	(11)
Other Mines[3]	412	240	43	1	5	123
	$ 1,930	$ 912	$ 381	$ 22	$ 11	$ 604

[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended March 31, 2017, accretion expense was $14 million (2016: $13 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended March 31, 2017, for Pueblo Viejo $121 million, $61 million, $60 million (2016: $142 million, $65 million, $77 million) and Acacia $84 million, $55 million, $27 million (2016: $79 million, $61 million, $15 million.

[3]	Includes cost of sales of Pierina for the three months ended March 31, 2017 of $34 million (2016: $19 million).

BARRICK FIRST QUARTER 2017	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended March 31
	2017	2016
Segment income	$ 624	$ 604
Other cost of sales/amortization[1]	(20)	(31)
Exploration, evaluation and project expenses not attributable to segments	(45)	(33)
General and administrative expenses	(72)	(58)
Other income (expense) not attributable to segments	1	(16)
Impairment reversals (charges) not attributable to segments	1,125	(1)
Loss on currency translation	(3)	(139)
Closed mine rehabilitation	(8)	(23)
Income from equity investees	11	5
Finance costs, net (includes non-segment accretion)	(136)	(198)
Gain on non-hedge derivatives[2]	4	4
Income before income taxes	$ 1,481	$ 114

[1] Includes all realized hedge gains and losses for the three months ended March 31, 2017, of $6 million losses (2016: $24 million losses).

[2] Includes unrealized non-hedge gains and losses for the three months ended March 31, 2017, of $3 million losses (2016: $6 million gains).

Capital Expenditures Information	Segment capital expenditures[1]
	For the three months ended March 31
	2017	2016
Barrick Nevada	$ 130	$ 72
Pueblo Viejo	21	22
Lagunas Norte	5	19
Veladero	50	19
Turquoise Ridge	9	6
Acacia	46	34
Pascua-Lama	3	1
Other Mines	48	36
Segment total	$ 312	$ 209
Other items not allocated to segments	6	6
Total	$ 318	$ 215

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended March 31, 2017, cash expenditures were $334 million (2016: $270 million) and the decrease in accrued expenditures was $16 million (2016: $55 million decrease ).

Purchase Commitments

At March 31, 2017, we had purchase obligations for supplies and consumables of $1,135 million (December 31, 2016: $970 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $102 million at March 31, 2017 (December 31, 2016: $103 million).

BARRICK FIRST QUARTER 2017	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE
For the three months ended March 31
	2017	2016
Gold bullion sales
Spot market sales	$ 1,780	$ 1,707
Concentrate sales	47	61
	$ 1,827	$ 1,768
Copper sales
Concentrate sales	$ 125	$ 124
	$ 125	$ 124
Other sales[1]	$ 41	$ 38
Total	$ 1,993	$ 1,930

[1]

Revenues include the sale of by-products for our gold and copper mines for the three months ended March 31, 2017, of $41 million (2016: $28 million), and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended March 31, 2016, of $10 million.

7 > COST OF SALES
	Gold		Copper		Pascua-Lama/Other[3]		Total
For the three months ended March 31	2017	2016	2017	2016	2017	2016	2017	2016
Direct mining cost[1,2]	$ 794	$ 782	$ 60	$ 63	$ 7	$ 25	$ 861	$ 870
Depreciation	385	368	14	11	15	6	414	385
Royalty expense	51	45	7	14	-	1	58	60
Community relations	8	7	1	1	-	1	9	9
	$ 1,238	$ 1,202	$ 82	$ 89	$ 22	$ 33	$ 1,342	$ 1,324

[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $3 million for the three months ended March 31, 2017 (2016: $26 million).

[2]	Direct mining cost includes the costs of extracting by-products.

[3]	Other includes all realized hedge gains and losses and corporate amortization.

8 > EARNINGS (LOSS) PER SHARE

	For the three months ended March 31
	2017		2016
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted
Net income (loss)	$ 889	$ 889	$ (72)	$ (72)
Net income attributable to non-controlling interests	(210)	(210)	(11)	(11)
Net income (loss) attributable to equity holders of Barrick Gold Corporation	$ 679	$ 679	$ (83)	$ (83)
Weighted average shares outstanding	1,166	1,166	1,165	1,165
Earnings per share data attributable to the equity holders of Barrick Gold Corporation
Net income (loss)	$ 0.58	$ 0.58	$ (0.07)	$ (0.07)

BARRICK FIRST QUARTER 2017	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSES

A)    Other Expense (Income)

For the three months ended
March 31
	2017	2016
Other expense:
Bank charges	$ 5	$ 6
Consulting fees	-	2
Loss on sale of non-current assets	3	9
Other	3	3
Total other expense	$ 11	$ 20

Other income:
Office closure	$ -	$ (4)
Miscellaneous write off reversals	(5)	-
Other	(4)	(2)
Total other income	$ (9)	$ (6)
Total	$ 2	$ 14

B) Impairment (Reversals) Charges

For the three months ended
March 31
	2017	2016
Impairment (reversals) of non-current assets	$ (1,125)	$ 1
Total	$ (1,125)	$ 1

C) Loss (gain) on Currency Translation
	For the three months ended
March 31
	2017	2016
Currency translation losses released as a result of the disposal and reorganization of entities	$ 11	$ 91
Foreign currency translation losses (gains)	(8)	48
Total	$ 3	$ 139

10 > INCOME TAX EXPENSE

	For the three months ended
		March 31
	2017	2016
Current	$ 140	$ 246
Deferred	452	(60)
	$ 592	$ 186

Income tax expense was $592 million for the three months ended March 31, 2017. The underlying effective tax rate for ordinary income for the three months ended March 31, 2017 was 46% after adjusting for the impact of net currency translation gains on deferred tax balances, the impact of impairment charges (reversals), the impact of asset sales and non-hedge derivatives, and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income for the three months ended March 31, 2017, was 40% of the income before income taxes.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine net deferred tax liabilities. In the three months ended March 31, 2017 and 2016, tax recovery of $3 million and tax expense of $18 million respectively primarily arose from translation losses on tax balances in Argentina, due to the strengthening (weakening in 2016) of the Argentine peso against the U.S. dollar. These translation losses are included within deferred income tax expense/recovery.

BARRICK FIRST QUARTER 2017	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended March 31
	2017	2016
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	$ (4)	$ (4)
Stock-based compensation expense	25	20
Income from investment in equity investees	(11)	(5)
Change in estimate of rehabilitation costs at closed mines	8	23
Net inventory impairment charges[1]	3	26
Change in other assets and liabilities	(96)	(108)
Settlement of rehabilitation obligations	(9)	(18)
Other operating activities	$ (84)	$ (66)
Cash flow arising from changes in:
Accounts receivable	$ 16	$ (13)
Inventory	(77)	(31)
Other current assets	(44)	35
Accounts payable	(51)	(155)
Other current liabilities	(40)	3
Change in working capital	$ (196)	$ (161)

1 Net inventory impairment charges include impairment charges for the three months ended March 31, 2017 of $3 million (2016: $26 million).

12 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2016	$ 30	$ 178	$ 990	$ 1	$ 1,199
Funds invested	1	-	-	8	9
Working capital adjustments	-	-	6	-	6
Equity pick-up (loss) from equity investees	(1)	2	27	(8)	20
Impairment charges	-	-	(49)	-	(49)
At December 31, 2016	$ 30	$ 180	$ 974	$ 1	$ 1,185
Funds invested	-	-	-	4	4
Equity pick-up (loss) from equity investees	-	2	13	(4)	11
At March 31, 2017	$ 30	$ 182	$ 987	$ 1	$ 1,200

BARRICK FIRST QUARTER 2017	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > IMPAIRMENT OF GOODWILL AND OTHER

ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. Refer to note 21 of the 2016 annual consolidated financial statements for further information.

For the three months ended March 31, 2017, we recorded impairment reversals of $1,125 million (2016: $1 million impairment) for non-current assets, as summarized in the following table:

Summary of impairments (reversals)

	For the three months ended March 31
	2017	2016
Cerro Casale	$ (1,120)	$ -
Pascua-Lama	(6)	-
Other	1	1
Total	$ (1,125)	$ 1

Indicators of impairment

As noted in note 4, on March 28, 2017, we announced the sale of a 25% interest in the Cerro Casale Project in Chile, which will result in Barrick retaining a 50% interest in the Project and this was deemed to be an indicator of impairment reversal. As such we have recognized a partial reversal of the non-current asset impairment recorded in the fourth quarter of 2014 in the amount of $1.12 billion. The recoverable amount, based on the fair value less cost to dispose as implied by the transaction price, was $1.2 billion.

14 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

A)  Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $598 million cash that is held in subsidiaries that have regulatory regulations or contractual restrictions, or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK FIRST QUARTER 2017	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B)	Debt[1]

	As at March 31, 2017	As at December 31, 2016

4.4%/5.7% notes[2,9]	$ 1,467	$ 1,467
3.85%/5.25% notes	1,078	1,078
5.80% notes[3,9]	395	395
6.35% notes[4,9]	593	593
Other fixed-rate notes[5,9]	1,608	1,607
Project financing	245	400
Capital leases[6]	105	114
Other debt obligations	608	609
2.5%/4.10%/5.75% notes[7,9]	1,569	1,569
Acacia credit facility[8]	85	99
	$ 7,753	$ 7,931
Less: current portion[10]	(120)	(143)
	$ 7,633	$ 7,788

[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]

Consists of $1.5 billion in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $629 million of BNAF notes due 2021 and $850 million of BNAF notes due 2041.

[3]	Consists of $400 million of 5.80% notes which mature in 2034.
[4]	Consists of $600 million of 6.35% notes which mature in 2036.
[5]

Consists of $1.6 billion in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $279 million of BGC notes due 2019, $248 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039.

[6]	Consists primarily of capital leases at Pascua-Lama, $48 million, and Lagunas Norte, $49 million (2016: $50 million and $56 million, respectively).
[7]

Consists of $1.6 billion in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $731 million of BGC notes due 2023 and $850 million of BNAF notes due 2043.

[8]	Consists of an export credit backed term loan facility.
[9]

We provide an unconditional and irrevocable guarantee on all Barrick North America Finance LLC (“BNAF”), Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), Barrick Gold Finance Company (“BGFC”) and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]

The current portion of long-term debt consists of project financing ($50 million; 2016: $72 million), other debt obligations ($4 million; 2016: $5 million), capital leases ($38 million; 2016: $39 million) and Acacia credit facility ($28 million).

Project financing

During Q1 2017, $155 million of the Pueblo Viejo Project Financing Agreement was repaid.

Debt Management

On March 21, 2016, we settled a cash tender offer for up to $750 million for specified series of outstanding notes. The settlement resulted in a debt extinguishment loss of $37 million. On June 24, 2016, we executed the make-whole redemption on $105 million of BGC notes due 2018. The settlement resulted in a debt extinguishment loss of $3 million. On September 26, 2016, we executed the make-whole redemption on $273 million of BNAF notes due 2018. The settlement resulted in a debt extinguishment loss of $30 million. On December 2, 2016, we settled a cash tender offer for up to $650 million for specified outstanding notes. The settlement resulted in a debt extinguishment loss of $59 million.

BARRICK FIRST QUARTER 2017	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > FAIR VALUE MEASUREMENTS

A)  Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at March 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$ 2,277	$ -	$ -	$ 2,277
Other investments	18	-	-	18
Derivatives	-	(75)	-	(75)
Receivables from provisional copper and gold sales	-	105	-	105
	$ 2,295	$ 30	$ -	$ 2,325

B)  Fair Values of Financial Assets and Liabilities

	As at Mar. 31, 2017		As at Dec. 31, 2016
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$ 400	$ 400	$ 399	$ 399
Other investments[1]	18	18	18	18
Derivative assets	3	3	2	2
	$ 421	$ 421	$ 419	$ 419
Financial liabilities
Debt[2]	$ 7,753	$ 8,639	$ 7,931	$ 8,279
Derivative liabilities	78	78	78	78
Other liabilities	212	212	216	216
	$ 8,043	$ 8,929	$ 8,225	$ 8,573
[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C  Assets Measured at Fair Value on a Non-Recurring Basis

As at March 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Property, plant and equipment[1]	$ -	$ -	$ 1,564	$ 1,564

1 Property, plant and equipment were written up by $1,120 million, which was included in earnings in this period relating to our Cerro Casale property. This asset has been presented as held-for-sale. Refer to note 4A.

The Company’s valuation techniques were presented in Note 26 of the consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in these interim financial statements.

16 > CAPITAL STOCK

A)  Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,165,774,844 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B)  Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 200,773 common shares issued to shareholders for the three months ended March 31, 2017.

BARRICK FIRST QUARTER 2017	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the Company’s audited consolidated financial statements for the year ended December 31, 2016 (the “Audited Annual Financial Statements”), and no new contingencies have occurred that are material to the Company since the issuance of the Audited Annual Consolidated Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the Audited Annual Financial Statements.

Litigation and Claims Update

Pascua-Lama – SMA Regulatory Sanctions

The final resolution from Chile’s environmental regulator (SMA) in respect of the administrative proceedings remains pending and CMN continues to respond to information requests from the SMA from time to time.

Pascua-Lama – Constitutional Protection Action

On March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, and ordering the mining authority (Sernageomin) to issue a new resolution on the Temporary Closure Plan after receiving such information. A new resolution from Sernageomin could reject the Temporary Closure Plan or reapprove the Temporary Closure Plan as originally issued, or impose additional closure-related obligations on CMN. CMN continues to work with Sernageomin in support of the Temporary Closure Plan.

Pascua-Lama – Water Quality Review

A hearing has been scheduled for May 30, 2017. A decision of the Environmental Court is pending.

Veladero – Cyanide Leaching Process – Civil Action

MAG replied to the lawsuit on February 20, 2017, and the case will now proceed to the evidentiary stage.

Veladero – Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAG in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system are completed. On March 30, 2017, the San Juan Mining Minister ordered the commencement of an infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the infringement proceeding. No amounts have been recorded for any potential liability rising from these matters, as the Company cannot reasonably predict the outcome.

Provincial Amparo Action

On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claim to be living in Jachal, Argentina and who are seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

Pursuant to the court’s order, the leaching process will remain suspended until the San Juan provincial mining authority has provided the required information and a hydraulic assessment of the leach pad and process plant is implemented. Further evidence has also been requested by the court from third parties, which the Company will

BARRICK FIRST QUARTER 2017	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

support on an as-needed basis. The Company filed a motion to lift the suspension on April 4, 2017, and a defense to the amparo action on April 7, 2017. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident. The amparo protection action is seeking a court order requiring the cessation and/or suspension of activities at the Veladero mine. The Company has not yet been formally notified of the action. However, on April 10, 2017, MAG submitted information to the Federal Court about the incident and the existing administrative and judicial suspensions described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In November 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action, which alleges that Placer Dome Inc. violated the Petitioners’ constitutional right to a balanced and healthful ecology at the Marcopper mine in the Philippines, and that the Company is liable for the alleged actions and omissions of Placer Dome Inc. In March 2017, the Court of Appeals asked Petitioners whether they intend to pursue the action. The Company is awaiting receipt of the Petitioner’s notification of their intentions.

BARRICK FIRST QUARTER 2017	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

HEAD OFFICE

Barrick Gold Corporation

Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Telephone: +1 416 861-9911

Toll-free: 1-800-720-7415

Fax: +1 416 861-2492

Email:  investor@barrick.com

Website:  www.barrick.com

TRANSFER AGENTS AND REGISTRARS

CST Trust Company

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

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Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email:  inquiries@canstockta.com

Website:  www.canstockta.com

SHARES LISTED

ABX –	The New York Stock Exchange
The Toronto Stock Exchange

INVESTOR CONTACT Daniel Oh Senior Vice President Investor Engagement and Governance Telephone: +1 416 307-7474 Email: doh@barrick.com	MEDIA CONTACT Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this First Quarter Report 2017, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective” “aspiration”, “aim”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this First Quarter Report 2017 contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) mine life and production rates; (vii) the expected time of closing of certain announced transactions; (viii) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (ix) the benefits of integrating the Cortez and Goldstrike operations; (x) the potential impact and benefits of Barrick’s digital transformation; (xi) asset sales, joint ventures and partnerships; and (xii) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; risks associated with the implementation of Barrick’s digital transformation initiative and the ability of the projects under this initiative to meet the Company’s capital allocation objectives; the risk that the certain announced transactions may not close when planned or at all or on the terms and conditions set forth in their transaction agreements; the benefits expected from announced transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives and targeted investments will meet the Company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this First Quarter Report 2017 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.